Exhibit 99.2

CLEARMIND MEDICINE INC.

MANAGEMENT INFORMATION CIRCULAR

For the Annual and Special Meeting of Shareholders

to be held on December 28, 2022

November 28, 2022

Table of Contents

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS	1
GENERAL PROXY INFORMATION	3
Solicitation of Proxies	3
Appointment of Proxies	3
Revocability of Proxy	4
Exercise of Discretion by Proxy	4
Voting by Beneficial Shareholders	4
Note to Non-Objecting Beneficial Shareholders	5
Voting Securities and Principal Holders Thereof	5
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	5
PARTICULARS OF MATTERS TO BE ACTED UPON	6
1. Audited Financial Statements	6
2. Fixing the Number of Directors	6
3. Election of Directors	6
4. Appointment of Auditor	9
5. Approval of the Stock Option Plan Resolution	9
6. Approval of the Restricted Share Unit Plan	11
7. Other Business	13
EXECUTIVE COMPENSATION	13
Compensation Discussion and Analysis	13
Summary Compensation Table – Named Executive Officers	14
Incentive Plan Awards	16
Pension Plan Benefits	17
Termination and Change of Control Benefits	17
Directors Compensation	17
Incentive Plan Awards	17
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	18
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY	18
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	18
CORPORATE GOVERNANCE PRACTICES	18
AUDIT COMMITTEE	18
ADDITIONAL INFORMATION	18
SCHEDULE “A” STOCK OPTION PLAN	A-1
SCHEDULE “B” RESTRICTED SHARE UNIT PLAN	B-1
SCHEDULE “C” CORPORATE GOVERNANCE PRACTICES	C-1
SCHEDULE “D” AUDIT COMMITTEE DISCLOSURE	D-1

i

CLEARMIND MEDICINE INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting (the "Meeting") of the holders of the common shares (collectively, the “Shareholders” or individually, a “Shareholder”) of Clearmind Medicine Inc. (the "Company" or the “Corporation”) will be held virtually on Wednesday, December 28, 2022 at 10:00 a.m. (Toronto time) via teleconference at +1 416 764 8658 or toll free at +1 888 886 7786 for the following purposes:

1.	to receive and consider the audited consolidated financial statements of the Company for the financial year ended October 31, 2021, and the report of the auditor thereon;

2.	to consider, and if deemed advisable, to pass, an ordinary resolution fixing the board of directors at four members;

3.	to elect directors of the Company for the ensuing year;

4.	to appoint Saturna Group Chartered Professional Accountants LLP., as auditor of the Company for the ensuing year and to authorize the directors to fix their remuneration;

5.	to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution authorizing and approving the adoption of a “fixed number” stock option plan, and the increase of the number of common shares of the Company available for issuance under the Company’s stock option plan, as more particularly described in the accompanying Circular;

6.	to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution authorizing and approving the adoption of a “fixed number” restricted share unit plan, and the increase of the number of common shares of the Company available for issuance under the Company’s restricted share unit plan, as more particularly described in the accompanying Circular; and

7.	to transact such further business as may properly come before the Meeting or any adjournment or postponement thereof.

The board of directors of the Company has fixed November 23, 2022, as the Record Date for the determination of Shareholders entitled to notice of, and to vote at, the Meeting and any adjournment thereof. Accompanying this Notice of Annual and Special Meeting of Shareholders is the Circular, form of proxy or voting instruction form, and, for Shareholders who had requested such information, a copy of the Corporation’s audited consolidated financial statements and the report of the auditor thereon, and management’s discussion and analysis for the financial year ended October 31, 2021.

If you are a registered shareholder of the Company on the Canadian share register and are unable to attend the Meeting in person, please properly complete, sign, date and return the enclosed form of proxy to the Company's Registrar and Transfer Agent, Computershare Trust Company of Canada by mail at: 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department, or by fax at: 1-866-249-7775, Attention: Proxy Department. To vote by internet, please access the web site address specified on the form of proxy and follow the online voting instructions. Proxies must be received no later than 10:00 a.m. (Toronto time) on December 22, 2022, or if the Meeting is adjourned or postponed, no later than 48 hours preceding the time of such adjourned or postponed meeting (excluding Saturdays, Sundays and statutory holidays in Toronto, Ontario).

If you are a non-registered shareholder of the Company and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary. If you are a non-registered shareholder and do not complete and return the materials in accordance with such instructions, you may lose the right to vote at the Meeting.

If you have any questions about the procedures required to qualify to vote at the Meeting or about obtaining, completing and depositing the required form of proxy, you should contact Computershare Trust Company of Canada by telephone at: 1-800-564-6253 (toll free North America) or + l 514-982-7555.

DATED this 28th day of November 2022.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) “Amitay Weiss”

Chairman of the Board

CLEARMIND MEDICINE INC.

(“Corporation” or “Company”)

MANAGEMENT INFORMATION CIRCULAR

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON DECEMBER 28, 2022

This management information circular (the “Circular”) is furnished in connection with the solicitation of proxies by management of the Company (“Management”) for use at the annual and special meeting of holders (collectively, the “Shareholders” or individually, a “Shareholder”) in the capital of the Company (“Common Shares”) to be held virtually on Wednesday, December 28, 2022, at 10:00 a.m. (Toronto time) via teleconference at +1 416 764 8658 or toll free at +1 888 886 7786 for the purposes set forth below. Except to the extent otherwise stated herein, all information set forth herein is given as of the date hereof, and all dollar amounts set forth herein are stated in Canadian dollars. Information set forth herein as to shareholdings is based upon information supplied by the respective persons holding such Common Shares.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may also be solicited personally or by telephone by directors, officers and regular employees of the Company. The cost of solicitation will be borne by the Company except for the cost of postage required to return the forms of proxy which will be borne by the individual Shareholders.

In accordance with NI 54-101, arrangements have been made with intermediaries or their nominees (collectively, the “Intermediaries”) to forward proxy-related materials to Beneficial Shareholders (as defined below) whose Common Shares are held by or in custody of such Intermediaries. Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered Registered Retirement Savings Plans, Registered Retirement Income Funds, Registered Education Savings Plans and similar plans. Intermediaries are required to forward such proxy-related materials to Beneficial Shareholders unless a Beneficial Shareholder has waived the right to receive them. The Company has elected not to pay for the delivery of the proxy-related materials to Objecting Beneficial Shareholders (as defined below) by the Intermediaries. As such, Objecting Beneficial Shareholders will not receive the proxy-related materials unless the Intermediaries assume the cost of delivery. The Company is sending the proxy-related materials directly to Non-Objecting Beneficial Shareholders (as defined below), through the services of its transfer agent and registrar, Computershare Trust Company of Canada (“Computershare Trust”). The Corporation is not relying on the notice-and-access provisions of securities laws for delivery of the proxy-related materials to Shareholders.

Appointment of Proxies

The individuals named in the form of proxy are officers and/or directors of the Company. A Shareholder has the right to appoint a person (who need not be a Shareholder) to attend the Meeting and act for such Shareholder on his, her or its behalf other than the persons designated in the enclosed form of proxy. Such right may be exercised by inserting in the blank space provided for that purpose the name of the desired person or by completing another proper form of proxy. In either case, a Shareholder may vote its Common Shares by proxy as follows: (a) by mail or delivery to, or deposited at, the offices of Computershare Trust at: 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department, on behalf of the Company; (b) by fax at: 1-866-249-7775; or (c) on the internet by accessing the web site address specified on the form of proxy or voting instruction form (if applicable) and by following the online voting instructions. Voting instructions must be received by no later than 10:00 a.m. (Toronto time) on Thursday, December 22, 2022, or if the Meeting is adjourned, at the latest 48 hours (excluding Saturdays, Sundays and holidays) before the time set for any reconvened meeting at which the proxy is to be used.

Revocability of Proxy

A Shareholder giving a proxy has the power to revoke it. Proxies given by a Shareholder for use at the Meeting may be revoked prior to their use:

(a)	by depositing an instrument in writing executed by the Shareholder or by such Shareholder’s attorney duly authorized in writing or, if the Shareholder is a Company, by an officer or attorney thereof duly authorized indicating the capacity under which such officer or attorney is signing:

a.	at the office of Computershare Trust, on behalf of the Company, at any time up to and including 10:00 a.m. (Toronto time) on Thursday December 22, 2022, or if the Meeting is adjourned, at the latest 48 hours (excluding Saturdays, Sundays and holidays) before the time set for any reconvened meeting at which the proxy is to be used; or

b.	with the chairman of the Meeting on the day of the Meeting or any adjournment thereof; or

(b)	in any other manner permitted by law.

Exercise of Discretion by Proxy

On any ballot that may be called for at the Meeting, the Common Shares represented by such form of proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder appearing on such form of proxy, and, if a choice is specified therein in respect of any matter to be acted upon, will be voted in accordance with the specification made. In the absence of such specification, such Common Shares will be voted for such matter.

The form of proxy confers discretionary authority upon the person acting as proxy thereunder with respect to amendments or variations to matters identified below and with respect to other matters which may properly come before the Meeting. As at the date hereof, Management knows of no such amendments, variations or any other matters, which may properly come before the Meeting.

Voting by Beneficial Shareholders

Only proxies deposited by Shareholders whose names appear on the records of the Company as the registered holders of Common Shares or duly appointed proxyholders can be recognized and acted upon at the Meeting. The information set forth in this section is therefore of significant importance to a substantial number of Shareholders who do not hold their Common Shares in their own name (the “Beneficial Shareholders”). If Common Shares are listed in an account statement provided to a Beneficial Shareholder by an Intermediary, then in almost all cases those Common Shares will not be registered in such Beneficial Shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the name of the Beneficial Shareholder’s Intermediary or an agent of that Intermediary. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co., as nominee for CDS Clearing and Depository Services Inc., which acts as a depository for many Canadian Intermediaries. Common Shares held by Intermediaries can only be voted for or against resolutions upon the instructions of the Beneficial Shareholder. Without specific instructions, Intermediaries are prohibited from voting Common Shares for their clients.

Applicable regulatory policy requires Intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every Intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its Intermediary is identical to the form of proxy provided by the Company to the Intermediaries. However, its purpose is limited to instructing the Intermediary how to vote on behalf of the Beneficial Shareholder. The majority of Intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically mails the voting instruction forms to the Beneficial Shareholders and asks the Beneficial Shareholders to return the voting instructions forms to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder receiving a voting instruction form from Broadridge cannot use that form to vote Common Shares directly at the Meeting - the form must be returned to Broadridge well in advance of the Meeting in order to have the Common Shares voted.

Although Beneficial Shareholders may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of their Intermediary, a Beneficial Shareholder may attend the Meeting as proxyholder for the Intermediary and vote their Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their own Common Shares as proxyholder for the Intermediary should enter their own names in the blank space on the voting instruction form provided to them and return the same to their Intermediary (or the agent of such Intermediary) in accordance with the instructions provided by such Intermediary or agent well in advance of the Meeting. Beneficial Shareholders should carefully follow the instructions of their Intermediaries and their service companies.

All references to Shareholders in this Circular are to Shareholders of record unless specifically stated otherwise.

Note to Non-Objecting Beneficial Shareholders

The proxy-related materials are being sent to both registered Shareholders and Beneficial Shareholders. Beneficial Shareholders fall into two categories – those who object to their identity being made known to the issuers of securities which they own (the “Objecting Beneficial Shareholders”) and those who do not object to their identity being made known to the issuers of the securities they own (the “Non-Objecting Beneficial Shareholders”). Subject to the provisions of NI 54-101, issuers may request and obtain a list of their Non-Objecting Beneficial Shareholders from Intermediaries via their transfer agent in order to distribute proxy-related materials directly to such Non-Objecting Beneficial Shareholders.

The Company or its agent has sent the proxy related materials directly to Non-Objecting Beneficial Shareholders. Such Beneficial Shareholders’ names addresses and information about their holdings of Common Shares have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding such information on their behalf. By choosing to send proxy-related materials directly to the Non-Objecting Beneficial Shareholders, the Company (and not the Intermediary holding the information on their behalf) has assumed responsibility for (i) the delivery of the proxy-related materials, and (ii) the execution of proper voting instructions as specified in the request for voting instructions.

Voting Securities and Principal Holders Thereof

The Company has fixed the close of business on November 23, 2022, as the record date (the “Record Date”) for the purposes of determining Shareholders entitled to receive notice of the Meeting and vote at the Meeting. Shareholders of record at the close of business on the Record Date will be entitled to vote in person or by proxy at the Meeting or at any adjournment or postponement thereof (subject in the case of voting by proxy to the timely deposit of a properly completed, signed and dated proxy with Computershare as specified herein and in the notice of Meeting).

The authorized capital of the Company consists of an unlimited number of Common Shares, of which 2,473,617 are issued and outstanding as at the Record Date. Each Common Share carries the right to one vote per Common Share. No other voting securities are issued and outstanding as of the Record Date. The quorum required for the Meeting is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued Common Shares entitled to be voted at the Meeting.

To the knowledge of Management and the directors, as at the date hereof, no person beneficially owns, directly or indirectly, or exercises control or direction over, more than ten percent (10%) of the issued and outstanding Common Shares:

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as otherwise set out herein, to the best of Management's knowledge, no director or executive officer of the Company, or any person who has held such a position since the beginning of the Company’s last fiscal year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

PARTICULARS OF MATTERS TO BE ACTED UPON

1. Audited Financial Statements

The financial statements for the financial year ended October 31, 2021, and the report of the auditor thereon will be presented before the Meeting. The financial statements for the year ended October 31, 2021, the report of the auditor thereon and management’s discussion and analysis for the year ended October 31, 2021, were mailed to Shareholders of the Company who had requested a copy.

2. Fixing the Number of Directors

Management is seeking Shareholder approval of a resolution fixing the number of directors at four.

The board of directors of the Company (the “Board”) and Management are recommending that the shareholders vote FOR fixing the number of directors. In order to approve the number of directors, the following ordinary resolutions must be approved by a majority of the votes cast by shareholders present in person or represented by proxy at the Meeting. The complete text of the resolutions which Management intends to place before the Meeting for approval, with or without modification, are as follows:

“IT IS HEREBY RESOLVED, THAT:

(1)	the number of directors be fixed at four; and

(2)	any director or officer of the Company is hereby authorized for, on behalf of, and in the name of the Company to do and perform or cause to be done or performed all such things, to take or cause to be taken all such actions, to execute and deliver or cause to be executed and delivered all such agreements, documents and instruments, contemplated by, necessary or desirable in connection with fixing the number of directors and the foregoing resolution, as may be required from time to time and contemplated and required in connection therewith, or as such director or officer in his or her discretion may consider necessary, advisable or appropriate in order to give effect to the intent and purposes of the foregoing resolution, and the doing of such things, the taking of such actions and the execution of such agreements, documents and instruments shall be conclusive evidence that the same have been authorized and approved hereby.”

COMMON SHARES REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF FIXING THE NUMBER OF DIRECTORS AT FOUR, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS, HER OR ITS OWN SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT THEREOF.

3. Election of Directors

Four directors are to be elected at the Meeting to serve until the next annual meeting of the shareholders or until their respective successors are duly appointed. All of the following persons whose names are set out below have been nominated by the Board for election as directors at the Meeting. The term of office of all present directors of the Company expires when new directors have been elected at the Meeting.

The following tables set out certain information as of the date hereof with respect to the persons being nominated at the Meeting for election as directors.

Name & Municipalities of Residence	Present Principal Occupation within the past 5 years(1)	Director Since(1)	Number of Clearmind Medicine Inc. Shares Beneficially Held(2)
Yehonatan Shachar (3) Tel Aviv, Israel	Director of the Corporation & CEO of an Israeli publicly listed company.	April 15, 2020	NIL (0.00%)
Oz Adler(3) Rishon Le Zion, Israel	Director of the Corporation & CEO and CFO of a Nasdaq publicly listed company.	December 28, 2021	NIL (0.00%)
Amitay Weiss(3) Petach Tikvah, Israel	Director and Independent Business Consultant.	August 19, 2019	30,000 (1.21%)
Asaf Itzhaik Ramat Gan, Israel	Independent Business Consultant	N/A	NIL (0.00%)

Notes:

(1)	The information as to principal occupation, business or employment of the nominees is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

(2)	The information as to Common Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees. Information regarding voting securities held does not include voting securities issuable upon the exercise of options, warrants or other convertible securities of the Company.

(3)	Member of the Audit Committee.

As a group, the proposed directors beneficially own, control or direct, directly or indirectly, 30,000 Common Shares, representing approximately 1.21% of the issued and outstanding Shares as of the date hereof.

The members of the Audit Committee, as of the date of this Circular, are: Oz Adler (chair), Yehonatan Shachar and Amitay Weiss. The Compensation Committee as of the date of this Circular, are: Amitay Weiss (chair), Yehonatan Shachar and Oz Adler. The members of the Corporate Governance & Nominating Committee as of the date of this Circular, are: Yehonatan Shachar (chair), Oz Adler and Amitay Weiss. As of the date of this Circular, the Board is constituted with three independent directors being Yehonatan Shachar , Amitay Weiss and Oz Adler, and one director who is not independent being Alan Rootenberg.

Additional biographical information including the principal occupation of each of the nominees to the Board for the past five years preceding the date hereof is described below:

Oz Adler is a director of the Corporation and provides his services to the Corporation on a part-time basis. Mr. Adler is the Chief Executive and Financial Officer of Scisparc Ltd. Prior to his present position with Scisparc, Mr. Adler was employed as a CPA at Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global. Mr. Adler holds a B.A. in Accounting and Business Management from The College of Management, Israel. Mr. Adler currently serves on the board of directors of several public companies traded on Nasdaq and private companies.

Mr. Adler has not entered into an employment agreement, a non-competition or a non-disclosure agreement with the Corporation.

Yehonatan Shachar is a director of the Corporation and provides his services to the Corporation on a part-time basis. Mr. Shachar is currently the CEO of Heroic Media Ltd. Mr. Shachar has an LLB in Law from the IDC International University in Herzliya, Israel.

Mr. Shachar has not entered into an employment agreement, a non-competition or a non-disclosure agreement with the Corporation.

Amitay Weiss is a director of the Corporation and provides his services to the Corporation on a part-time basis. Mr. Weiss is a financial and strategic consultant and is a board member of various publicly listed companies in Israel. Mr. Weiss has a Bachelor of Arts degree in business management from the Israel Academic College in Ramat Gan, Israel, and MBA and LLB from the Ono Academic College, Israel.

Mr. Weiss has not entered into an employment agreement, a non-competition or a non-disclosure agreement with the Corporation.

Asaf Itzhaik is an independent business individual with over thirty years of experience in the optometry industry in Israel and the real estate industry in both Israel and Poland. Mr. Itzhaik is a board member of various publicly listed companies in Israel. Mr. Itzhaik has completed a continuing education director’s course in Israel.

Mr. Itzhaik has not entered into an employment agreement, a non-competition or a non-disclosure agreement with the Corporation.

All directors of the Corporation receive CAD$3,200 per month.

Corporate Cease Trade Orders

No proposed director is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation) that:

(a)	was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under applicable securities legislation, and which in all cases was in effect for a period of more than 30 consecutive days (an “Order”), which Order was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer of such company; or

(b)	was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer of such company.

The foregoing information, not being within the knowledge of the Corporation, has been furnished by the proposed director.

Bankruptcies, or Penalties or Sanctions

To the knowledge of the Corporation, no proposed director:

(a)	is, as at the date of this Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(b)	has, within 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his assets;

(c)	has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(d)	has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

The foregoing information, not being within the knowledge of the Corporation, has been furnished by the proposed directors.

THE ENCLOSED FORM OF PROXY PERMITS SHAREHOLDERS TO VOTE FOR EACH NOMINEE ON AN INDIVIDUAL BASIS. COMMON SHARES REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF EACH OF THE PROPOSED NOMINEES UNLESS A SHAREHOLDER HAS SPECIFIED IN HIS, HER OR ITS PROXY THAT HIS, HER OR ITS COMMON SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT OF ANY PARTICULAR NOMINEE OR NOMINEES. MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF SUCH NOMINEES WILL BE UNABLE TO SERVE AS DIRECTORS. HOWEVER, IF FOR ANY REASON, ANY OF THE PROPOSED NOMINEES DO NOT STAND FOR ELECTION OR ARE UNABLE TO SERVE AS SUCH, PROXIES IN FAVOUR OF MANAGEMENT NOMINEES WILL BE VOTED FOR ANOTHER NOMINEE IN THEIR DISCRETION UNLESS THE SHAREHOLDER HAS SPECIFIED IN HIS, HER OR ITS PROXY THAT HIS, HER OR ITS COMMON SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT OF ANY PARTICULAR NOMINEE OR NOMINEES.

4. Appointment of Auditor

The directors of the Company propose to nominate Saturna Group Chartered Professional Accountants LLP (“Saturna”), of 1066 West Hastings Street, Suite 1250, Vancouver, BC V6E 3X1, for appointment as the auditor of the Company to hold office until the next annual meeting of shareholders. The Board reviews the annual audit fees and considers the issue of auditor independence in the context of all services provided to the Company. Saturna, was first appointed as auditor effective November 6, 2017.

COMMON SHARES REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE APPOINTMENT OF SATURNA, AS AUDITOR OF THE Company AND THE AUTHORIZING OF THE DIRECTORS TO FIX THEIR REMUNERATION, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS, HER OR ITS OWN SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT THEREOF.

5. Approval of the Stock Option Plan Resolution

On September 1, 2021 (the “2021 Approval”) the shareholders Company approved the adoption of a “fixed number” stock option plan as amended (the “Stock Option Plan”), meaning that the number of Common Shares issuable under the Stock Option Plan may not exceed a certain threshold (being 15.74% of the issued and outstanding Common Shares as at the 2021 Approval). A copy of the Stock Option Plan is attached as Schedule “A” to the Circular.At the Meeting, disinterested Shareholders will be asked to consider and, if deemed appropriate, to approve, with or without variation, a resolution authorizing and approving the increase of the options issuable pursuant to the Stock Option Plan, and the Stock Option Plan to (collectively, the “Stock Option Resolutions”). The Board approved the Stock Option Resolutions, subject to the receipt of disinterested shareholder and regulatory approval.

Summary of the Stock Option Plan

The following summary of the Stock Option Plan is qualified in its entirety by the full text of the Stock Option Plan. For the purposes of this Section, terms not defined herein shall have the meaning attributed to them in the Stock Option Plan.

The purpose of the Stock Option Plan is to attract, retain and motivate directors, officers, employees and consultants (the “Option Plan Eligible Persons”) by providing them with the opportunity, through stock options, to acquire a proprietary interest in the Company and benefit from its growth. Pursuant to the Stock Option Plan, the maximum number of Common Shares reserved for issuance in any 12-month period to any one optionee other than a consultant may not exceed 5% of the issued and outstanding Common Shares at the date of the grant. The maximum number of Common Shares reserved for issuance in any 12-month period to any consultant may not exceed 2% of the issued and outstanding Common Shares at the date of the grant and the maximum number of Common Shares reserved for issuance in any 12-month period to all persons engaged in investor relations activities may not exceed 2% of the issued and outstanding number of Common Shares at the date of the grant.

Subject to the discretion of the Board, if any Option Plan Eligible Person ceases to be an Option Plan Eligible Persons for any reason, other than for cause or death, the options held by such person will terminate on the earlier of (i) the expiry date of the option; and (ii) ninety (90) days from the date such person ceases to be an Option Plan Eligible Person. The Option Plan Eligible Person may exercise any option issued under the Stock Option Plan that is then exercisable at any time within that period unless an existing agreement between the Option Plan Eligible Person and the Company provides for a different period.

In the event that an Option Plan Eligible Person ceases to be an Option Plan Eligible Person because of termination for cause, the options of the Option Plan Eligible Person not exercised at such time shall immediately be cancelled on the date of such termination. In the event of the death of a Participant during the term of the Option Plan Eligible Person’s option, the option theretofore granted to the Option Plan Eligible Person shall be exercisable by the Option Plan Eligible Person’s heirs or administrators within the period of one (1) year succeeding the Option Plan Eligible Person’s death.

Increase

196,833 Common Shares were issuable under the Stock Option Plan immediately after the 2021 Approval, representing 15.76% of the Common Shares issued and outstanding as at the date of the 2021 Approval. As of the date hereof, there remain 39,167 options (the “Remaining Options”) issuable pursuant to future option grants (approved pursuant to the 2021 Approval), representing less than 1.58% of the Common Sharesissued and outstanding as at the date hereof.

Upon approving the increase of the options, an additional 282,403 options (the “Additional Option’s”) will be available for future grants, and an equal number of Common Shares will be reserved for issuance upon the exercise of the Additional Option’s, which together with the Remaining Options, represent approximately 13% of the current issued and outstanding Common Shares.

Approval of the Stock Option Plan

The Board and Management are recommending that the shareholders vote FOR the approval of the Stock Option Plan. In order to approve the Stock Option Plan the following ordinary resolutions must be approved by a majority of the votes cast by disinterested Shareholders present in person or represented by proxy at the Meeting. This means that insiders of the Company and their associates entitled to receive a benefit under the Stock Option Plan are not eligible to vote their securities in respect of resolutions concerning the approval of the Stock Option Plan. As such, the Board and management of the Company as well as their associates (representing in aggregate 33,077 Common Shares) will NOT be eligible to vote on the resolution for the Stock Option Plan.

“IT IS HEREBY RESOLVED, THAT:

(1)	the Stock Option Plan, in the form as set forth in Schedule “A” to the Circular, be and is hereby ratified, confirmed and approved;

(2)	the increase of 282,403 options which are issuable pursuant to the Stock Option Plan be and is hereby ratified, confirmed and approved;

(3)	the reservation for issuance of a maximum of 321,570 Common Shares (the “Underlying Option Shares”) under the Stock Option Plan is hereby authorized and approved;

(4)	the Company is hereby authorized and directed to issue the Underlying Option Shares in accordance with the Stock Option Plan;

(5)	the Board be and is hereby authorized in its absolute discretion to make such revisions to the text of the Stock Option Plan in respect of the forgoing resolutions or as may be needed to reflect changes required by securities regulatory agencies or stock exchanges; and

(6)	any director or officer of the Company is hereby authorized for, on behalf of, and in the name of the Company to do and perform or cause to be done or performed all such things, to take or cause to be taken all such actions, to execute and deliver or cause to be executed and delivered all such agreements, documents and instruments, contemplated by, necessary or desirable in connection with the Stock Option Plan and the foregoing resolutions, as may be required from time to time and contemplated and required in connection therewith, or as such director or officer in his or her discretion may consider necessary, advisable or appropriate in order to give effect to the intent and purposes of the foregoing resolutions, and the doing of such things, the taking of such actions and the execution of such agreements, documents and instruments shall be conclusive evidence that the same have been authorized and approved hereby.”

COMMON SHARES REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE STOCK OPTION RESOLUTIONS TO APPROVE THE STOCK OPTION PLAN IN THE ABSENCE OF DIRECTION TO THE CONTRARY FROM THE SHAREHOLDER APPOINTING THEM.

6. Approval of the Restricted Share Unit Plan

On September 1, 2021, the shareholders of the Company approved the adoption of a “fixed number” restricted share unit plan as amended (the “RSU Plan”), meaning that the number of Common Shares issuable under the RSU Plan may not exceed 53,333 (each, a “RSU” and collectively, the "RSUs").

At the Meeting, disinterested Shareholders will be asked to consider and, if deemed appropriate, to approve, with or without variation, a resolution authorizing and approving the increase of the previously issued RSUs, and the RSU Plan (collectively, the “RSU Resolutions”). The Board approved the RSU Resolutions, subject to the receipt of disinterested shareholder and regulatory approval. The RSU Plan allows the Company to issue RSUs, each of which is a unit that is equivalent in value to a Common Share and that upon vesting results in the holder thereof being issued, at the discretion of the Board, either (i) a Common Share, or (ii) an amount of cash equal to the Fair Market Value of a Common Share. For the purpose of this section, terms not defined herein shall have the meaning attributed to them in the RSU Plan, the full text of which is attached to this Circular as Schedule “B”.

The purpose of the RSU Plan is to advance the interests of the Company by (i) providing Eligible Persons (as defined below) with incentives; (ii) rewarding performance by Participants (as defined below); (iii) increasing the proprietary interest of Participants in the success of the Company; (iv) encouraging Participants to remain with the Company or its Affiliates; (v) attracting new directors, employees, officers and Consultants; and; (vi) aligning the interests of the Participants with those of the Shareholders.

“Eligible Person” means, for the purpose of the RSU Plan, any director, officer, employee or Consultant of the Company or any of its affiliates and any such person’s personal holding company, as designated by the Board in a resolution.

“Participant” means, for the purpose of the RSU Plan, an Eligible Person to whom a RSU has been granted.

The Board believes that RSUs increase the proprietary interest of Participants in the success of the Company by allowing the Board to establish measurable objectives for Participants, and/or the Company or Affiliate, which, upon achievement, will be rewarded. Such measurable objectives may include, but are not limited to, expanding or improving the Company’s overall business performance, securing additional sources of capital, completing joint venture transactions, and executing upon other shareholder value creating initiatives.

The Board believes that RSUs align the interests of Participants with the interests of Shareholders by creating a strong link between compensation and the long-term financial performance of the Company thereby enhancing Shareholder value. Rather than grant RSUs according to a prescribed formula or target, the Board will take into account the individual's position, scope of responsibility, the individual's historic and recent performance, and the value of the proposed RSU grant in relation to other elements of the Participant’s total compensation.

The following summary of the RSU Plan is qualified in its entirety by the full text of the RSU Plan.

Administration of the RSU Plan

The Board (or a committee of the Board if so authorized by the Board) will administer the RSU Plan. Among other things, the Board will have the authority to: (a) to grant RSUs to Eligible Persons, and (b) determine the terms, including the limitations, restrictions, vesting period, Performance Criteria, and conditions, if any, upon such grants. In addition, the Board will have the discretion to determine which Eligible Persons will participate in the RSU Plan.

Vesting

Unless otherwise provided by the Board, RSUs granted to Participants shall vest on the earlier of (a) the date on which the Performance Criteria are achieved, if applicable, or (b) the third (3rd) anniversary of the Date of Grant, provided the Participant is continuously employed by or in service with the Company, or any of its Affiliates, from the Date of Grant until such Vesting Date.

Increase

53,333 Common Shares were issuable under the RSU Plan immediately after the 2021 Approval, representing 4.26% of the Common Shares issued and outstanding as at the date of the 2021 Approval. As of the date hereof, there remain 24,509 Common Shares (the “Remaining Shares”) issuable pursuant to future RSU awards (approved pursuant to the 2021 Approval), representing less than 0.99% of the Common Shares issued and outstanding as at the date hereof.

Upon approving the increase of the RSUs, an additional 119,820 RSU’s (the “Additional RSU’s”) will be available for future grants, and an equal number of Common Shares will be reserved for issuance upon the redemption of the Additional RSU’s, which together with the Remaining Shares, represent approximately 5.83% of the current issued and outstanding Common Shares.

Approval of the RSU Plan

The Board and management are recommending that the Shareholders vote FOR the approval of the RSU Plan. In order to approve the RSU Plan the following ordinary resolutions must be approved by a majority of the votes cast by disinterested Shareholders present in person or represented by proxy at the Meeting. This means that insiders of the Company and their associates entitled to receive a benefit under the RSU Plan are not eligible to vote their securities in respect of resolutions concerning the approval of the RSU Plan. As such, the Board and management of the Company as well as their associates (representing in aggregate 33,077 Common Shares) will NOT be eligible to vote on the resolution for the RSU Plan.

The complete text of the resolution which management intends to place before the Meeting for approval, with or without modification, is as follows:

“IT IS HEREBY RESOLVED, THAT:

(1)	the RSU Plan, in the form as set forth in Schedule “B” to the Information Circular, be and is hereby ratified, confirmed and approved;

(2)	the Board (or a committee of the Board if so authorized by the Board) is hereby authorized to grant RSUs pursuant to the RSU Plan to those eligible to receive RSUs thereunder, at its discretion;

(3)	the increase of the number of Common Shares reserved for issuance under the RSU Plan by 119,820 is hereby ratified, confirmed and approved;

(4)	the reservation for issuance of a maximum of 144,329 Common Shares (the “Underlying RSU Common Shares”) under the RSU Plan is hereby authorized and approved;

(5)	the Company is hereby authorized and directed to issue such Underlying RSU Common Shares in accordance with the RSU Plan; and

(6)	any director or officer of the Company is hereby authorized for, on behalf of, and in the name of the Company to do and perform or cause to be done or performed all such things, to take or cause to be taken all such actions, to execute and deliver or cause to be executed and delivered all such agreements, documents and instruments, contemplated by, necessary or desirable in connection with the RSU Plan and the foregoing resolutions, as may be required from time to time and contemplated and required in connection therewith, or as such director or officer in his or her discretion may consider necessary, advisable or appropriate in order to give effect to the intent and purposes of the foregoing resolutions, and the doing of such things, the taking of such actions and the execution of such agreements, documents and instruments shall be conclusive evidence that the same have been authorized and approved hereby.”

COMMON SHARES REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT (EXCEPT THOSE PROXIES REPRESENTING SHARES BENEFICIALLY OWNED BY INTERESTED PARTIES) WILL BE VOTED IN FAVOUR OF THE RSU RESOLUTIONS IN THE ABSENCE OF DIRECTION TO THE CONTRARY FROM THE SHAREHOLDER APPOINTING THEM.

7. Other Business

While there is no other business other than outlined above to be presented to the shareholders at the Meeting, it is intended the proxies herby solicited will be exercised upon any other matters and proposals which may properly come before the Meeting, or any adjournment or adjournments thereof, in accordance with the discretion of the persons authorized to act thereunder.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The Company’s compensation policies are based on the principles that compensation should, to a significant extent, be reflective of the financial performance of the Company, and that a significant portion of executive officers’ and directors’ compensation should provide long-term incentives. The Board and compensation committee of the Board (the “Compensation Committee”) seeks to have compensation of the Company’s directors and executive officers set at levels that are sufficiently competitive so that the Company may attract, retain and motivate highly qualified directors and executive officers to contribute to the Company’s success. In assessing the overall compensation for directors and executive officers, the Board and Compensation Committee considers the Company’s performance, relative stockholder return and industry position, general industry data, and awards given to the Company’s executive officers in past years. It is the general compensation philosophy of the Company to provide a blend of base salaries/consulting fees, incentive bonuses and equity-based compensation.

Elements of Compensation

Base Salary/Consulting Fees

Each Named Executive Officer (as defined below) receives a fee, which constitutes a significant portion of the Named Executive Officer’s compensation package. Consulting fees are paid for discharging day-to-day duties and responsibilities and reflects the Named Executive Officer’s performance over time, as well as that individual’s particular experience and qualifications. A Named Executive Officer’s fee is reviewed by the Compensation Committee from time to time.

Incentive Bonus

Incentive bonuses, in the form of cash payments, are designed to add a variable component of compensation based on corporate and individual performances for each officer and employee. Both individual and corporate performances are also taken into account. No bonuses were paid to the Named Executive Officer during the most recently completed financial year.

Equity-Based Compensation

The Company’s directors, officers, employees and consultants are eligible under the Stock Option Plan to receive grants of stock options. The Stock Option Plan is an important part of the Company’s long-term incentive strategy for its officers and directors, permitting them to participate in appreciation of the market value of the Common Shares over a stated period of time. The Stock Option Plan is intended to reinforce commitment to long-term growth in profitability and shareholder value.

The Board believes that the Stock Option Plan aligns the interests of the Named Executive Officers and the Board with shareholders by linking a component of executive compensation to the longer term performance of the Common Shares.

Compensation Risk

The Board has not formally considered the implications of risks associated with the Company’s compensation policies and practices as, in their view, the current structure of the Company’s executive compensation arrangements is focussed on long-term value and is designed to correlate to the long-term performance of the Company, which includes but is not limited to performance of its share price.

Financial Instruments

Except as may be prohibited by law, the Named Executive Officers and directors are not currently prohibited from purchasing financial instruments, such as prepaid variable forward contracts, equity swaps, collars or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by a Named Executive Officer or director. To the Company’s knowledge, no executive officer or director of the Company has entered into or purchased such a financial instrument. The Company’s Insider Trading Policy stipulates that insiders of the Company are prohibited from short-selling the securities of the Company for the purpose of realizing the short-term profits.

Share-based and option-based Awards

As discussed above, the Stock Option Plan is maintained for the directors, officers, consultants and employees of the Company and any present and future subsidiary of the Company. The CEO will make initial recommendations to the Compensation Committee on the setting of option grants, taking into account the seniority and contribution of the individuals eligible for the grants and the number of previously granted stock options. The Compensation Committee will then recommend to the Board for approval all incentive compensation for the executives of the Company, based on both individual and Company performance in any given year, and will take into consideration the levels of compensation paid to persons in the same or similar management positions at comparable companies, in making such recommendations.

Option-based Awards

Pursuant to the Stock Option Plan, an option exercise price cannot be less than the closing price of the Common Shares on the Exchange on the last trading day preceding the option grant. The purchase price for the Common Shares under each option shall be determined by the Compensation Committee. The maximum term is ten (10) years. There are no specific vesting provisions under the Stock Option Plan. Options are non-assignable and non-transferable other than by will or by the laws of descent and distribution. Please see “Particulars of Matters to be Acted Upon – Approval of the Stock Option Plan” below, for a summary of the Stock Option Plan.

Compensation Governance

In order to assist the Board in fulfilling its oversight responsibilities with respect to compensation matters, the Board has established the Compensation Committee. The Compensation Committee is composed of Messers. Amitai Weiss (Chair), and Oz Ader, all of whom are independent as such term is defined in National Instrument 58-101, Disclosure of Corporate Governance Practices (“NI 58-101”).

The Compensation Committee meets at least once a year to, amongst other things, review and approve the Company’s goals and objectives relating to the compensation of the Company’s executive officers, evaluate the performance of the Company’s executive officers in light of such goals and objectives, and set the compensation level, perquisites and other benefits of the Company’s executive officers. The Compensation Committee is given the authority to engage and compensate any outside advisor that it determines to be necessary to carry out its duties.

As a whole, the members of the Compensation Committee have direct experience and skills relevant to their responsibilities in executive compensation, including with respect to enabling the Compensation Committee in making informed decisions on the suitability of the Company’s compensation policies and practices. Each of the members of the Compensation Committee has experience on the board of directors and related committees of other public companies.

Neither the Board nor the Compensation Committee has, at any time since the Company’s most recently completed fiscal year, retained a compensation consultant or advisor to assist the Board or the Compensation Committee in determining the compensation for any of the Company’s executive officers’ or directors’ compensation.

Summary Compensation Table – Named Executive Officers

Set out below are particulars of compensation paid to the following persons (the “Named Executive Officers”):

(a)	the Company's Chief Executive Officer (“CEO”);

(b)	the Company’s Chief Financial Officer (“CFO”);

(c)	the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers as at October 31, 2021, and whose total compensation was more than $150,000 for the financial year ended October 31, 2021, of which there were none; and

(d)	each individual who would be a named executive officer under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of the most recently completed financial year, of which there are none.

During the financial year ended October 31, 2021, the Company had three Named Executive Officers, being Adi Zuloff Shani (CEO), Oded Gilboa (CFO) and Gadi Levin (former CEO and CFO).

The following table is a summary of compensation paid to the Named Executive Officers for the three most recently completed financial years ended October 31, 2021:

Table of compensation excluding compensation securities
Name and position	Year	Salary, consulting fee, retainer or commission ($)	Bonus ($)	Committee or Meeting Fees ($)	Value of perquisites ($)	Value of other compensa-tions ($)	Total compensa-tion ($)
Adi Zuloff Shani(1)	2021	$191,035	Nil	Nil	Nil	$53,639	$244,673
	2020	Nil	Nil	Nil	Nil	Nil	Nil
	2019	Nil	Nil	Nil	Nil	Nil	Nil
Oded Gilboa(2)	2021	$31,900	Nil	Nil	Nil	$5,997	$37,897
	2020	Nil	Nil	Nil	Nil	Nil	Nil
	2019	Nil	Nil	Nil	Nil	Nil	Nil
Harry Chew, President and Former Chief Executive Officer, Director(3)	2021	Nil	Nil	Nil	Nil	Nil	Nil
	2020	Nil	Nil	Nil	Nil	Nil	Nil
	2019	$18,000(7)	Nil	Nil	Nil	$30,000(5)	$48,000
Sonny Chew, Former Chief Financial Officer, Director (4)	2021	Nil	Nil	Nil	Nil	Nil	Nil
	2020	Nil	Nil	Nil	Nil	Nil	Nil
	2019	$9,000(8)	Nil	Nil	Nil	Nil	$9,000
Alan Rootenberg, Chief Financial Officer and Director(5)	2021	$15,000	Nil	Nil	Nil	$2,018	$17,018
	2020	$6,000	Nil	Nil	Nil	Nil	$6,000
	2019	Nil	Nil	Nil	Nil	Nil	Nil
Gadi Levin, Former Chief Executive Officer CFO(6)	2021	$53,000	Nil	Nil	Nil	$6,725	$59,725
	2020	$36,000	Nil	Nil	Nil	Nil	$36,000
	2019	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1)	Adi Zuloff Shani was appointed as the CEO effective July 14, 2021

(2)	Oded Gilboa was appointed as the CFO effective August 2021 and ceased to be the CFO in June 2022

(3)	Harry Chew was appointed as President, CEO and director effective July 18, 2017 and resigned as President, CEO and director on April 16, 2020. In his capacity as President and CEO, he was compensated through Myntek Management Services Inc. (see note 8). In his capacity as Director, he was compensated nil.

(4)	Sonny Chew was appointed CFO and director effective July 18, 2017 and resigned as CFO on December 8, 2019 (resigned as director on April 16, 2020). In his capacity as CFO, he was compensated through Wynson Management Services Ltd. (see note 9). In his capacity as Director, he was compensated nil.

(5)	Alan Rootenberg was appointed CFO effective December 9, 2020 until July 14, 2021. He was reappointed as CFO in June 2022.

(6)	Gadi Levin was appointed a director and CEO effective December 9, 2020. On July 14, 2021 he ceased to the CEO and was appointed as the CFO and ceased to be the CFO in August 2021..

(7)	Paid to Myntek Management Services Inc, a company owned 50% by Mr. Harry Chew and 50% by his spouse.

(8)	Paid to Wynson Management Services Ltd, a company owned 50% by Mr. Sonny Chew and 50% by his spouse.

Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table is a summary of option awards granted to the Named Executive Officers that were outstanding as at October 31, 2021. There were no share-based awards outstanding as at October 31, 2021.

Name	Option-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price (CAD$)	Option expiration date	Value of unexercised in-the-money options (CAD$)(1)
Adi Zuloff Shani	20,000 20,000	22.50 25.20	May 26, 2026 2 July, 2026	Nil Nil
Alan Rootenberg	2,000	22.50	May 26, 2026	Nil
Oded Gilboa	4,000	24.90	September 19, 2026	Nil
Gadi Levin	556	22.50	May 26, 2026	Nil

Value Vested or Earned During the Year ended October 31, 2021

Name	Option – based awards – Value vested during the year(1) (CAD$)	Share-based awards – Value vested during the year(1) (CAD$)	Non-equity incentive plan compensation – Value earned during the year (CAD$)
Adi Zuloff Shani	53,639	Nil	Nil
Alan Rootenberg	2,018	Nil	Nil
Oded Gilboa	5,997	Nil	Nil
Gadi Levin	6,725	Nil	Nil

Notes:

(1)	These amounts were calculated using the Black-Scholes model on the date of the grant.

Pension Plan Benefits

No benefits were paid, and no benefits are proposed to be paid to any of the Named Executive Officers under any pension or retirement plan.

Termination and Change of Control Benefits

The Corporation has not entered into employment agreements with any of its officers.

Directors Compensation

Director Compensation Table

The following table is a summary of compensation paid to the directors of the Company, other than: (i) directors who are also Named Executive Officers; and (ii) directors who were appointed during the fiscal year 2021 who did not receive any compensation from the Company in any other role during fiscal 2021, for the three most recently completed financial years ended October 31, 2021:

Name and principal position	Year	Fees earned ($) (USD)	Share-based awards ($) (USD)	Option- based awards ($) (USD)	Non-equity incentive plan compensation ($) (USD)	Pension value ($) (USD)	All other compensation ($) (USD)	Total compensation ($) (USD)
Yehonatan Shachar(1)	2021 2020 2019	24,000 13,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$2,018 Nil Nil	$26,018 $13,000 Nil
Amitay Weiss(2)	2021 2020 2019	24,000 30,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$2,018 Nil Nil	$26,018 $30,000 Nil

Notes:

(1)	Yehonatan Shachar was appointed a director effective April 14, 2020.

(2)	Amitay Weiss was appointed a director effective August 19, 2019.

Incentive Plan Awards

During 2021 no compensation securities were granted or issued to any director or Named Executive Officers by the Company for services provided or to be provided, directly or indirectly, to the Company.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table is a summary of compensation plans under which equity securities of the Company are authorized for issuance as at the financial year ended October 31, 2021:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights $ (CAD)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities listed in the first column)
Equity compensation plans approved by securityholders
Stock Option Plan	111,888	N/A	13,197
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	111,888		13,197

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

No executive officer, director or employee, or former executive officer, director or employee of the Company or any of its subsidiaries was indebted to the Company or any of its subsidiaries as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed elsewhere in this Circular, to the knowledge of the Company, no informed person of the Company, nominee for election as director of the Company, or any associate or affiliate of an informed person or nominee, has had or has any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries.

CORPORATE GOVERNANCE PRACTICES

Pursuant to NI 58-101, the Company is required to disclose information relating to its corporate governance practice. The Company’s statement of “Corporate Governance Practices”, approved by the Board, is attached to this Circular as Schedule “C”.

AUDIT COMMITTEE

Pursuant to National Instrument 52-110 – Audit Committees (“NI 52-110”), the Company is required to provide disclosure with respect to its Audit Committee including the text of the Audit Committee’s charter, composition of the Audit Committee and the fees paid to the external auditor. Accordingly, the Company provides the required disclosure as Schedule “D” to this Circular.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. Financial information is provided in the Company's audited consolidated financial statements and the Company's management's discussion and analysis for the financial year ended October 31, 2020. A copy of the Company's audited consolidated financial statements and management's discussion and analysis can be obtained by emailing the Company at gadi@clearmindmedicine.com.

SCHEDULE “A”
Stock Option Plan

ARTICLE 1 – DEFINITIONS AND INTERPRETATION

1.1 DEFINED TERMS

For the purposes of this Plan, the following terms shall have the following meanings:

(a)	“Affiliate” has the meaning ascribed thereto by the Exchange;

(b)	“Board” means the Board of Directors of the Corporation or, as applicable, a committee consisting of not less than three (3) Directors of the Corporation duly appointed to administer this Plan;

(c)	“Common Shares” means the common shares of the Corporation;

(d)	“Company” unless specifically indicated otherwise, means a corporation, incorporated association or organization, body corporate, partnership, trust, association or other entity other than an individual;

(e)	“Consultant” means, in relation to an Corporation, an individual (other than an Employee or a Director of the Corporation) or Company that:

(i)	is engaged to provide on an ongoing bona fide basis, consulting, technical, management or other services to the Corporation or to an Affiliate of the Corporation, other than services provided in relation to a distribution;

(ii)	provides the services under a written contract between the Corporation or the Affiliate and the individual or the Company, as the case may be;

(iii)	in the reasonable opinion of the Corporation, spends or will spend a significant amount of time and attention on the affairs and business of the Corporation or an Affiliate of the Corporation; and

(iv)	has a relationship with the Corporation or an Affiliate of the Corporation that enables the individual to be knowledgeable about the business and affairs of the Corporation,

and includes a Company of which a Consultant is an employee or shareholder and a partnership of which a Consultant is an employee or partner;

(f)	“Corporation” means Clearmind Medicine Inc. and its successor entities;

(g)	“Director” means a director of the Corporation or of an Affiliate;

(h)	“Disinterested Shareholder Approval” means the passing of an ordinary resolution by the holders of Common Shares excluding the Common Shares held by, to the Corporation’s knowledge at the time the information is provided, the Corporation, a Participant or an Eligible Person;

(i)	“Eligible Person” means a Director, Officer, Employee or Consultant, and includes an issuer all the voting securities of which are owned by Eligible Persons;

(j)	“Employee” means an individual who:

(i)	is considered an employee of the Issuer or its subsidiary under the Income Tax Act (Canada) (and for whom income tax, employment insurance and CPP deductions must be made at source);

(ii)	works full-time for an Issuer or its subsidiary providing services normally provided by an employee and who is subject to the same control and direction by the Issuer over the details and methods of work as an employee of the Issuer, but for whom income tax deductions are not made at source; or

(iii)	works for an Issuer or its subsidiary on a continuing and regular basis for a minimum amount of time per week (the number of hours should be disclosed in the submission) providing services normally provided by an employee and who is subject to the same control and direction by the Issuer over the details and methods of work as an employee of the Issuer, but for whom income tax deductions are not made at source;

(k)	“Exchange” means the Canadian Securities Exchange and any successor entity;

(l)	“Expiry Date” means the last day of the term for an Option, as set by the Board at the time of grant in accordance with Section 5.2 and, if applicable, as amended from time to time;

(m)	“Insider” means in respect of the Corporation: (a) a Director or senior officer of the Corporation, (b) a Director or senior officer of a Company that is an Insider or subsidiary of the Corporation; (c) a Person that beneficially owns or controls, directly or indirectly, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Corporation, or (d) the Corporation itself if it holds any of its own securities;

(n)	“Investor Relations Activities” means any activities, by or on behalf of an Corporation or shareholder of the Corporation, that promote or reasonably could be expected to promote the purchase or sale of securities of the Corporation, but does not include:

(i)	the dissemination of information provided, or records prepared, in the ordinary course of business of the Corporation:

(A)	to promote the sale of products or services of the Corporation; or

(B)	to raise public awareness of the Corporation, that cannot reasonably be considered to promote the purchase or sale of securities of the Corporation;

(ii)	activities or communications necessary to comply with the requirements of:

(A)	applicable securities laws;

(B)	Exchange requirements or the by-laws, rules or other regulatory instruments of any other self regulatory body or exchange having jurisdiction over the Corporation;

(iii)	communications by a publisher of, or writer for, a newspaper, magazine or business or financial publication, that is of general and regular paid circulation, distributed only to subscribers to it for value or to purchasers of it, if:

(A)	the communication is only through the newspaper, magazine or publication; and

(B)	the publisher or writer receives no commission or other consideration other than for acting in the capacity of publisher or writer; or

(iv)	activities or communications that may be otherwise specified by the Exchange;

(o)	“Management Company Employee” means an individual who is employed by a person providing management services to the Corporation or an Affiliate which are required for the ongoing successful operation of the business enterprise of the Corporation or the Affiliate, but excluding a person providing Investor Relations Activities;

(p)	“Officer” means an officer of the Corporation or of an Affiliate, and includes a Management Company Employee;

(q)	“Option” means an option to purchase Common Shares pursuant to this Plan;

(r)	“Option Agreement” means an agreement, in the form attached hereto as Schedule “A”, whereby the Corporation grants to an Eligible Persons an Option.

(s)	“Other Share Compensation Arrangement” means, other than this Plan and any Options, any stock option plan, stock options, employee stock purchase plan or other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares, including but not limited to a purchase of Common Shares from treasury which is financially assisted by the Corporation by way of loan, guarantee or otherwise;

(t)	“Participant” means an Eligible Person who has been granted an Option; and

(u)	“Plan” means this Stock Option Plan.

1.2 INTERPRETATION

(v)	References to the outstanding Common Shares at any point in time shall be computed on a non-diluted basis.

ARTICLE 2 – ESTABLISHMENT OF PLAN

2.1 PURPOSE

The purpose of this Plan is to advance the interests of the Corporation, through the grant of Options, by:

(a)	providing an incentive mechanism to foster the interest of Eligible Persons in the success of the Corporation and its Affiliates;

(b)	encouraging Eligible Persons to remain with the Corporation or its Affiliates; and

(c)	attracting new Directors, Officers, Employees and Consultant.

2.2 SHARES RESERVED

(d)	The aggregate number of Common Shares that may be reserved for issuance pursuant to Options shall not exceed 321,579. For greater certainty, if an Option is surrendered, terminated or expires without being exercised, the Common Shares reserved for issuance pursuant to such Option shall be available for new Options granted under this Plan.

(e)	If there is a change in the outstanding Common Shares by reason of any share consolidation or split, reclassification or other capital reorganization, or a stock dividend, arrangement, amalgamation, merger or combination, or any other change to, event affecting, exchange of or corporate change or transaction affecting the Common Shares, the Board shall make, as it shall deem advisable and subject to the requisite approval of the relevant regulatory authorities, appropriate substitution and/or adjustment in:

(i)	the number and kind of shares or other securities or property reserved or to be allotted for issuance pursuant to this Plan;

(ii)	the number and kind of shares or other securities or property reserved or to be allotted for issuance pursuant to any outstanding unexercised Options, and in the exercise price for such shares or other securities or property; and

(iii)	the vesting of any Options (subject to the approval of the Exchange if such vesting is mandatory under the policies of the Exchange), including the accelerated vesting thereof on conditions the Board deems advisable, and if the Corporation undertakes an arrangement or is amalgamated, merged or combined with another corporation, the Board shall make such provision for the protection of the rights of Participants as it shall deem advisable.

(f)	No fractional Common Shares shall be reserved for issuance under this Plan and the Board may determine the manner in which an Option, insofar as it relates to the acquisition of a fractional Common Share, shall be treated.

(g)	The Corporation shall, at all times while this Plan is in effect, reserve and keep available such number of Common Shares as will be sufficient to satisfy the requirements of this Plan.

2.3 NON-EXCLUSIVITY

Nothing contained herein shall prevent the Board from adopting such other incentive or compensation arrangements as it shall deem advisable.

2.4 EFFECTIVE DATE

This Plan shall be subject to the approval of any regulatory authority whose approval is required, if any. Any Options granted under this Plan prior to such approvals being given, if required, shall be conditional upon such approvals being given, and no such Options may be exercised unless and until such approvals are given. If no such approvals are required then this Plan is effective on the date it is approved by the Board.

ARTICLE 3 – ADMINISTRATION OF PLAN

3.1 ADMINISTRATION

(a)	This Plan shall be administered by the Board. Subject to the provisions of this Plan, the Board shall have the authority:

(i)	to determine the Eligible Persons to whom Options are granted, to grant such Options, and to determine any terms and conditions, limitations and restrictions in respect of any particular Option grant, including but not limited to the nature and duration of the restrictions, if any, to be imposed upon the acquisition, sale or other disposition of Common Shares acquired upon exercise of the Option, and the nature of the events and the duration of the period, if any, in which any Participant’s rights in respect of an Option or Common Shares acquired upon exercise of an Option may be forfeited;

(ii)	to interpret the terms of this Plan, to make all such determinations and take all such other actions in connection with the implementation, operation and administration of this Plan, and to adopt, amend and rescind such administrative guidelines and other rules and regulations relating to this Plan, as it shall from time to time deem advisable, including without limitation for the purpose of ensuring compliance with Section 3.3 hereof.

(b)	The Board’s interpretations, determinations, guidelines, rules and regulations shall be conclusive and binding upon the Corporation, Eligible Persons, Participants and all other persons.

3.2 AMENDMENT, SUSPENSION AND TERMINATION

The Board may amend, subject to the approval of any regulatory authority whose approval is required, suspend or terminate this Plan or any portion thereof. No such amendment, suspension or termination shall alter or impair any outstanding unexercised Options or any rights without the consent of such Participant. If this Plan is suspended or terminated, the provisions of this Plan and any administrative guidelines, rules and regulations relating to this Plan shall continue in effect for the duration of such time as any Option remains outstanding.

3.3 COMPLIANCE WITH LEGISLATION

(a)	This Plan, the grant and exercise of Options hereunder and the Corporation’s obligation to sell, issue and deliver any Common Shares upon exercise of Options shall be subject to all applicable federal, provincial and foreign laws, policies, rules and regulations, to the policies, rules and regulations of any stock exchanges or other markets on which the Common Shares are listed or quoted for trading and to such approvals by any governmental or regulatory agency as may, in the opinion of counsel to the Corporation, be required. The Corporation shall not be obligated by the existence of this Plan or any provision of this Plan or the grant or exercise of Options hereunder to sell, issue or deliver Common Shares upon exercise of Options in violation of such laws, policies, rules and regulations or any condition or requirement of such approvals.

(b)	No Option shall be granted and no Common Shares sold, issued or delivered hereunder where such grant, sale, issue or delivery would require registration or other qualification of this Plan or of the Common Shares under the securities laws of any foreign jurisdiction, and any purported grant of any Option or any sale, issue and delivery of Common Shares hereunder in violation of this provision shall be void. In addition, the Corporation shall have no obligation to sell, issue or deliver any Common Shares hereunder unless such Common Shares shall have been duly listed, upon official notice of issuance, with all stock exchanges on which the Common Shares are listed for trading.

(c)	Common Shares sold, issued and delivered to Participants pursuant to the exercise of Options shall be subject to restrictions on resale and transfer under applicable securities laws and the requirements of any stock exchanges or other markets on which the Common Shares are listed or quoted for trading, and any certificates representing such Common Shares shall bear, as required, a restrictive legend in respect thereof.

ARTICLE 4 – OPTION GRANTS

4.1 ELIGIBILITY AND MULTIPLE GRANTS

Options shall only be granted to Eligible Persons. An Eligible Person may receive Options on more than one occasion and may receive separate Options, with differing terms, on any one or more occasions.

4.2 OPTION AGREEMENT

Every Option shall be evidenced by an Option Agreement executed by the Corporation and the Participant, which shall, if the Participant is an Employee, Consultant or Management Company Employee, contain a representation and warranty by the Corporation and such Participant that such Participant is a bona fide Employee, Consultant or Management Company Employee, as the case may be, of the Corporation or an Affiliate. In the event of any discrepancy between this Plan and an Option Agreement, the provisions of this Plan shall govern.

4.3 LIMITATION ON GRANTS AND EXERCISES

(a)	Compliance with Securities Laws. All grants of Options under this Plan will comply with Section 2.25 of National Instrument 45-106 – Prospectus Exemptions (“NI 45-106”) as if the Corporation were an “unlisted reporting issuer”.

(b)	To any one person. The number of Common Shares reserved for issuance to any one person in any 12 month period under this Plan and any Other Share Compensation Arrangement shall not exceed 5% of the outstanding Common Shares at the time of the grant, unless the Corporation has obtained Disinterested Shareholder Approval to exceed such limit as required by Section 2.25(3) of NI 45-106.

(c)	To Consultants. The number of Common Shares reserved for issuance to any one Consultant in any 12 month period under this Plan and any Other Share Compensation Arrangement shall not exceed 2% of the outstanding Common Shares at the time of the grant.

(d)	To persons conducting Investor Relations Activities. The aggregate number of Common Shares reserved for issuance to all Eligible Persons conducting Investor Relations Activities in any 12 month period under this Plan and any Other Share Compensation Arrangement shall not exceed 2% of the outstanding Common Shares at the time of the grant.

(e)	To Insiders. Unless the Corporation has received Disinterested Shareholder Approval to do so:

(i)	the aggregate number of Common Shares reserved for issuance to Insiders under this Plan and any Other Share Compensation Arrangement shall not exceed 10% of the outstanding Common Shares at the time of the grant;

(ii)	the aggregate number of Common Shares reserved for issuance to Insiders in any

12 month period under this Plan and any Other Share Compensation Arrangement shall not exceed 10% of the outstanding Common Shares at the time of the grant.

(f)	Exercises. Unless the Corporation has received Disinterested Shareholder Approval to do so, the number of Common Shares issued to any Eligible Person within a 12 month period pursuant to the exercise of Options granted under this Plan and any Other Share Compensation Arrangement shall not exceed 5% of the outstanding Common Shares at the time of the exercise.

ARTICLE 5 – OPTION TERMS

5.1 EXERCISE PRICE

(a)	The Corporation must not grant Options with an exercise price lower than the greater of the closing market prices of the underlying securities on: (a) the trading day prior to the date of grant of the Options; and (b) the date of grant of the Options.

(b)	If an Option is granted by the Corporation after its initial listing or after it has been recalled for trading following a suspension or halt, the Corporation must wait until a satisfactory market has been established before setting the exercise price for and granting the option, being at least ten trading days since the date of listing or the day on which trading in the Company’s securities resumes, as the case may be.

(c)	If Options are granted within ninety days of a distribution by the Corporation by prospectus, then the exercise price per Common Share for such Option shall not be less than the greater of the minimum exercise price calculated pursuant to subsection (a) herein and the price per Common Share paid by the public investors for Common Shares acquired pursuant to such distribution. Such ninety day period shall begin:

(i)	on the date the final receipt is issued for the final prospectus in respect of such distribution;

(ii)	in the case of an IPO, on the date of listing; and

(iii)	in the case of a prospectus that qualifies special warrants, on the closing date of the private placement in respect of such special warrants.

5.2 EXPIRY DATE

(a)	Every Option shall have a term not exceeding and shall therefore expire no later than 10 years after the date of grant, subject to extension where the Expiry Date falls within a blackout period as detailed in Section 5.2(b) below.

(b)	The Expiry Date of an Option shall automatic extend if such Expiry Date falls within a period (a “blackout period”) during which an the Corporation prohibits Optionees from exercising their Options to the extent that:

(i)	the blackout period is formally imposed by the Corporation pursuant to its internal trading policies as a result of the bona fide existence of undisclosed Material Information. For greater certainty, in the absence of the Corporation formally imposing a blackout period, the Expiry Date of any Options will not be automatically extended in any circumstances;

(ii)	the blackout period must expire upon the general disclosure of the undisclosed Material Information. The Expiry Date of the affected Options can be extended to no later than ten (10) business days after the expiry of the blackout period; and

(iii)	the automatic extension of an Optionee’s Options will not be permitted where the Optionee or the Corporation is subject to a cease trade order (or similar order under securities laws) in respect of the Corporation’s securities.

5.3 VESTING

(a)	Subject to the subsection (b) herein and otherwise in compliance with the policies of the Exchange, the Board shall determine the manner in which an Option shall vest and become exercisable.

(b)	Options granted to Eligible Persons performing Investor Relations Activities shall vest over a minimum of 12 months with no more than 1/4 of such Options vesting in any 3 month period.

5.4 NON-ASSIGNABILITY

Options may not be assigned or transferred.

5.5 CEASING TO BE ELIGIBLE PERSON

(a)	If a Participant who is an Officer, Employee or Consultant is terminated for cause, each Option held by such Participant shall terminate and shall therefore cease to be exercisable upon such termination for cause.

(b)	If a Participant dies prior to otherwise ceasing to be an Eligible Person, each Option held by such Participant shall terminate and shall therefore cease to be exercisable no later than the earlier of the Expiry Date and the date which is six months after the date of the Participant’s death, always provided that the Board may, in its discretion, extend the date of such termination and the resulting period in which such Option remains exercisable to a date not exceeding the earlier of the Expiry Date and the date which is twelve months after the date of the Participant’s death.

(c)	If a Participant ceases to be an Eligible Person other than in the circumstances set out in subsection (a) or (b) herein, each Option held by such Participant shall terminate and shall therefore cease to be exercisable no later than the earlier of the Expiry Date and the date which is 30 days after such event, always provided that the Board may, in its discretion, extend the date of such termination and the resulting period in which such Option remains exercisable to a date not exceeding the earlier of the Expiry Date and the date which is twelve months after such event, and further provided that the Board may, in its discretion, on a case-by-case basis and only with the approval of the Exchange, further extend the date of such termination and the resulting period in which such Option remains exercisable to a date exceeding the date which is after twelve months of such event.

(d)	For greater certainty, if a Participant dies, each Option held by such Participant shall be exercisable by the legal representative of such Participant until such Option terminates and therefore ceases to be exercisable pursuant to the terms of Section 5.5(b).

(e)	If any portion of an Option is not vested at the time a Participant ceases, for any reason whatsoever, to be an Eligible Person, such unvested portion of the Option may not be thereafter exercised by the Participant or its legal representative, as the case may be, always provided that the Board may, in its discretion further and subject to the approval of the Exchange where the vesting of the said Participant’s options was a requirement of the Exchange’s policies, thereafter permit the Participant or its legal representative, as the case may be, to exercise all or any part of such unvested portion of the Option that would have vested prior to the time such Option otherwise terminates and therefore ceases to be exercisable pursuant to the terms of this Section. For greater certainty, and without limitation, this provision will apply regardless of whether the Participant ceased to be an Eligible Person voluntarily or involuntarily, was dismissed with or without cause, and regardless of whether the Participant received compensation in respect of dismissal or was entitled to a notice of termination for a period which would otherwise have permitted a greater portion of an Option to vest.

ARTICLE 6 – EXERCISE PROCEDURE

6.1 EXERCISE PROCEDURE

An Option may be exercised from time to time, and shall be deemed to be validly exercised by the Participant only upon the Participant’s delivery to the Corporation at its registered office:

(a)	a written notice of exercise, in the form hereto attached as Schedule “B”, addressed to the Corporate Secretary of the Corporation, specifying the number of Common Shares with respect to which the Option is being exercised;

(b)	the originally signed Option Agreement with respect to the Option being exercised;

(c)	a certified cheque or bank draft made payable to the Corporation for the aggregate exercise price for the number of Common Shares with respect to which the Option is being exercised;

(d)	documents containing such representations, warranties, agreements and undertakings, including such as to the Participant’s future dealings in such Common Shares, as counsel to the Corporation reasonably determines to be necessary or advisable in order to comply with or safeguard against the violation of the laws of any jurisdiction; and

(e)	if the Participant is performing Investor Relations Activities for the Corporation, the Optionee must either: (i) deposit the Common Shares on exercise of an Option to a designated brokerage account as directed by the Board through which the Optionee conducts all trades in the Common Shares of the Corporation; or (ii) file insider trade reports with the Board when each trade is made with Common Shares in respect of exercised Options, and on the business day following, the Participant shall be deemed to be a holder of record of the Common Shares with respect to which the Option is being exercised, and thereafter the Corporation shall, within a reasonable amount of time, cause certificates for such Common Shares to be issued and delivered to the Participant.

ARTICLE 7 – AMENDMENT OF OPTIONS

7.1 CONSENT TO AMEND

The Board may amend any Option with the consent of the affected Participant and the Exchange, including any shareholder approval required by the Exchange. For greater certainty, Disinterested Shareholder Approval is required for any reduction in the exercise price of an Option if the Participant is an Insider at the time of the proposed amendment.

7.2 AMENDMENT SUBJECT TO APPROVAL

If the amendment of an Option requires regulatory or shareholder approval, such amendment may be made prior to such approvals being given, but no such amended Options may be exercised unless and until such approvals are given.

ARTICLE 8 – MISCELLANEOUS

8.1 NO RIGHTS AS SHAREHOLDER

Nothing in this Plan or any Option shall confer upon a Participant any rights as a shareholder of the Corporation with respect to any of the Common Shares underlying an Option unless and until such Participant shall have become the holder of such Common Shares upon exercise of such Option in accordance with the terms of the Plan.

8.2 NO RIGHT TO EMPLOYMENT

Nothing in this Plan or any Option shall confer upon a Participant any right to continue in the employ of the Corporation or any Affiliate or affect in any way the right of the Corporation or any Affiliate to terminate the Participant’s employment, with or without cause, at any time; nor shall anything in the Plan or any Option be deemed or construed to constitute an agreement, or an expression of intent, on the part of the Corporation or any Affiliate to extend the employment of any Participant beyond the time which the Participant would normally be retired pursuant to the provisions of any present or future retirement plan of the Corporation or any Affiliate, or beyond the time at which he would otherwise be retired pursuant to the provisions of any contract of employment with the Corporation or any Affiliate.

8.3 GOVERNING LAW

This Plan, all Option Agreements, the grant and exercise of Options hereunder, and the sale, issue and delivery of Common Shares hereunder upon exercise of Options shall be, as applicable, governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. The Courts of the Province of British Columbia shall have the exclusive jurisdiction to hear and decide any disputes or other matters arising herefrom.

8.4 SUB PLAN FOR PARTICIPANTS SUBJECT TO ISRAELI TAXATION

Any Participants who are resident in Israel shall be subject to the Sub Plan attached hereto as Appendix "A" (the “102 Plan”). For greater certainty any issuances to Participants subject to the 102 Plan shall only be issuable provided they do not contradict the regulations of the Exchange.

8.5 APPROVAL

Approved by the Board of the Corporation on November 28, 2022.

SCHEDULE “A”
FORM OF STOCK OPTION PLAN OPTION AGREEMENT

This Option Agreement is entered into between Clearmind Medicine Inc. (the “Corporation”) and the Optionee named below pursuant to the 2021 Stock Option Plan (the “Plan”), a copy of which is attached hereto, and confirms that:

1.	(the “Grant Date”);

2.	(the “Optionee”);

3.	was granted the option (the “Option”) to purchase common shares (the “Common Shares”) of the Corporation;

4.	for the price (the “Option Price”) of $___________per Common Share;

5.	which shall be exercisable (“Vested”) in whole or in part in the following amounts on or after the following dates:

(a)	% on the Grant Date; and

(b)	% every___________months thereafter;

6.	terminating on______________(the “Expiry Date”),

all on the terms and subject to the conditions set out in the Plan. For greater certainty, once Common Shares have become Vested, the shares continue to be exercisable until the termination or cancellation thereof as provided in this Option Agreement and the Plan.

The undersigned Optionee represents and warrants that he/she is engaged to provide on, an ongoing bona fide basis, consulting, technical, management or other services to the Corporation or to an Affiliate of the Corporation.

By signing this Option Agreement, the Optionee acknowledges that the Optionee has read and understandings the Plan and agrees to the terms and conditions of the Plan and this Option Agreement.

[REMAINDER INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF the parties hereto have executed this Option Agreement as of the ____ day of _____________________, 20____.

CLEARMIND MEDICINE INC.

Per:
Name:
Title:

SIGNED, SEALED, AND DELIVERED	)
in the presence of	)
)
)
)
)
Witness	)	«Name»
)

SCHEDULE “B”
NOTICE OF EXERCISE

To Exercise the Option, Complete and Return this Form

The undersigned Optionee (or his or her legal representative(s) permitted under the Stock Option Plan of Clearmind Medicine Inc. (the “Corporation”) (as the same may be supplemented and amended from time to time) (the “Plan”) hereby irrevocably elects to exercise the Option for the number of Shares as set forth below:

(a)	Number of Options to be Exercised:

(b)	Option Exercise Price per Share:	$

Aggregate Purchase Price [ (a) multiplied by (b) ]:		$

and hereby tenders a certified cheque or bank draft for such aggregate Exercise Price, and directs such Shares to be issued and registered in the name of the undersigned and that a Common Share certificate therefor be issued as directed in the Plan, all subject to and in accordance with the Plan. Unless otherwise defined herein, any capitalized terms used herein shall have the meaning ascribed to such terms in the Plan.

DATED: _____________________, 20____.

SIGNED, SEALED, AND DELIVERED	)
in the presence of	)
)
)
)
)
Witness	)	«Name»
)

APPENDIX “A”

CLEARMIND MEDICINE INC.

STOCK OPTION PLAN

SUB-PLAN FOR PARTICIPANTS SUBJECT TO ISRAELI TAXATION

This Sub-Plan (“Sub-Plan”) to the Clearmind Medicine Inc., Stock Option Plan (the “Plan”) is hereby established effective as of August 4, 2021.

1. DEFINITIONS

As used herein, the following terms shall have the meanings hereinafter set forth, unless the context clearly indicates to the contrary. Any capitalized term used herein which is not specifically defined in this Sub-Plan shall have the meaning set forth in the Plan.

1.1.	“Affiliate” – for purposes of eligibility under the Sub-Plan shall have the meaning provided under the Plan, provided however that any Affiliate for the purpose of this Sub-Plan must be an “employing company” within the meaning of such term in Section 102 of the Ordinance.

1.2.	“Controlling Shareholder” – shall have the meaning ascribed to such term in Section 32(9) of the Ordinance.

1.3.	“Eligible 102 Participants” – employees and officers of the Corporation or any Affiliate which are not classified as Controlling Shareholders, before the grant of the Options and/or after such grant.

1.4.	“Ordinance” – the Israeli Income Tax Ordinance [New Version], 1961, and the rules and regulations promulgated thereunder, including without limitation, the Income Tax Rules (Tax benefits in Stock Issuance to Employees) 5763-2003, as are in effect from time to time, and any similar successor rules and regulations.

1.5.	“Section 102” – Section 102 of the Ordinance and the rules and regulations promulgated thereunder, as are in effect from time to time, and any similar successor rules and regulations.

1.6.	“Trustee” – the trustee designated or replaced by the Corporation and/or applicable Subsidiary for the purposes of the Plan and this Sub-Plan and grants under Section 102 made thereunder and approved by the Israeli Tax Authorities all in accordance with the provisions of Section 102.

2. GENERAL

2.1.	The purpose of this Sub-Plan is to establish certain rules and limitations applicable to options to purchase Common Shares (“Options”) granted to Participants, the grant of Options to whom (or the exercise or transfer thereof by whom) are subject to taxation in Israel (“Israeli Participants”), in order that such Options may comply with the requirements of Israeli law, including, if applicable, Section 102.

2.2.	The Plan and this Sub-Plan are complementary to each other and shall be read and deemed as one. In the event of any contradiction, whether explicit or implied, between the provisions of this Sub-Plan and the Plan, the provisions of this Sub-Plan shall prevail with respect to Options granted to Israeli Participants.

2.3.	Options may be granted under this Sub-Plan in one of the following tax tracks, at the Corporation’s discretion and subject to applicable restrictions or limitations as provided in applicable law including without limitation any applicable restrictions and limitations in Section 102 regarding the eligibility of Israeli Participants to each of the following tax tracks, based on their capacity and relationship towards the Corporation:

2.3.1.	“102 Trustee Option” – an Option granted through a Trustee in accordance with and pursuant to Section 102 in one of the following tax tracks: (i) the tax alternative set forth in Section 102(b)(2)/(3) of the Ordinance pursuant to which income resulting from the sale or transfer from the Trustee of Common Shares derived from 102 Trustee Options is intended to be taxed as a capital gain, subject to meeting the required conditions thereunder (“102 Capital Gains Track”) or (ii) the tax alternative set forth in Section 102(b)(1) of the Ordinance pursuant to which income resulting from the sale or transfer from the Trustee of Common Shares derived from 102 Trustee Options is taxed as ordinary income (“102 Ordinary Income Track”); or

2.3.2.	“102 Non-Trustee Option” – an Option granted not through a Trustee in accordance with and pursuant to Section 102(c); or

2.3.3.	“3(i) Option” – an Option granted pursuant to Section 3(i) of the Ordinance.

3. ADMINISTRATION

Without derogating from the powers and authorities of the Board detailed in the Plan, the Board shall have the sole and full discretion and authority, without the need to submit its determinations or actions to the shareholders of the Corporation for their approval or authorization, unless such approval is required to comply with applicable mandatory law, to administer this Sub-Plan and to take all actions related hereto and to such administration, including without limitation the performance, from time to time and at any time, of any and all of the following: (a) the determination of the specific tax track (as described in Section 2.3 above) in which the Options are to be issued; (b) the election by the Corporation, with respect to grant of 102 Trustee Options, of either one of the following tax tracks – “Capital Gains Tax Track” or “Ordinary Income Tax Track”, as provided in and in accordance with Section 102 (the “Election”); (c) the appointment of the Trustee; and (d) the adoption of forms of Option Agreement to be applied with respect to Israeli Participants, incorporating and reflecting, inter alia, relevant provisions regarding the grant of Options in accordance with this Sub-Plan, and the amendment or modification from time to time of the terms of such Option Agreements.

4. SECTION 102 ELECTION

4.1.	102 Trustee Options shall be granted pursuant to either (a) Section 102(b)(2)/(3) of the Ordinance as 102 Capital Gains Track Grants or (b) Section 102(b)(1) of the Ordinance as 102 Ordinary Income Track Grants. The Corporation’s Election regarding the type of 102 Trustee Option it chooses to make shall be filed with the Israeli Tax Authority (the “ITA”) and shall be subject to Section 5.2 below. Once the Corporation has filed such Election, it may change the type of 102 Trustee Options that it chooses to make only after the lapse of at least 12 months from the end of the calendar year in which the first grant was made in accordance with the previous Election, in accordance with Section 102. For the avoidance of doubt, such Election shall not prevent the Corporation from granting 102 Non-Trustee Option to Eligible 102 Participants at any time.

4.2.	Eligible 102 Participants may receive only 102 Trustee Options or 102 Non-Trustee Options under this Sub-Plan. Israeli Participants who are not Eligible 102 Participants may be granted only 3(i) Options under this Sub-Plan.

4.3.	The Option Agreement shall indicate whether the grant is a 102 Trustee Option, a 102 Non-Trustee Option or a 3(i) Option; and, if the grant is a 102 Trustee Options, the Election of tax track.

5. 102 TRUSTEE OPTIONS

5.1.	Notwithstanding anything to the contrary in the Plan, 102 Trustee Options granted hereunder shall be granted to, and the Common Shares issued pursuant thereto and all rights attached thereto (including bonus shares), shall be issued to the Trustee, and all such Options and Common Shares shall be registered in the name of the Trustee, who shall hold them in trust until such time as they are released by the transfer or sale thereof by the Trustee which will be at least such period of time as required by the provisions of Section 102 applicable to 102 Trustee Options (the “Restricted Period”). In case the requirements of Section 102 for 102 Trustee Options are not met, then the 102 Trustee Options may be regarded as 102 Non-Trustee Options, all in accordance with the provisions of Section 102.

5.2.	Notwithstanding anything to the contrary in the Plan, the date of grant of a 102 Trustee Option shall be the date of the resolution of the Board approving the grant of such Options, which in the case of 102 Trustee Options shall not be before the lapse of 30 days (or such other period which may be determined by the Ordinance from time to time) from the date upon which the Plan is first submitted to the ITA.

5.3.	Subject to the provisions of Section 102, the Israeli Participant shall provide the Corporation and the Trustee with a written undertaking and confirmation under which the Israeli Participant confirms that he/she is aware of the provisions of Section 102 and the elected tax track and agrees to the provisions of the trust agreement between the Corporation and the Trustee, and undertakes not to release, by sale or transfer, the 102 Trustee Options, and the Common Shares issued pursuant thereof, and all rights attached thereto (including bonus shares) prior to the lapse of the Restricted Period. The Israeli Participant shall not be entitled to sell or release from trust the 102 Trustee Options, nor the Common Shares issued pursuant thereof, nor any right attached thereto (including bonus shares), nor to request the transfer or sale of any of the same to any third party, before the lapse of the Restricted Period. Notwithstanding the above, if any such sale or transfer occurs during the Restricted Period, the sanctions under Section 102 shall apply to and shall be borne by such Israeli Participant.

5.4.	Without derogating and subject to the above, and to all other applicable restrictions in the Plan, this Sub-Plan, the Option Agreement and applicable law, the Trustee shall not release, by sale or transfer, the Common Shares issued pursuant to 102 Trustee Options, and all rights attached thereto (including bonus shares) to the Israeli Participant, or to any third party to whom the Israeli Participant wishes to sell the Common Shares (unless the contemplated transfer is by will or laws of descent) unless and until the Trustee has either (a) withheld payment of all taxes required to be paid upon the sale or transfer thereof, if any, or (b) received confirmation either that such payment, if any, was remitted to the tax authorities or of another arrangement regarding such payment, which is satisfactory to the Corporation, the applicable Affiliate and the Trustee.

5.5.	Without derogating from the provisions of the Plan, it is hereby further clarified that with respect to Common Shares issued pursuant to 102 Trustee Options, as long as they are registered in the name of the Trustee, the Trustee shall be the registered owner of such Common Shares. Notwithstanding, the Trustee shall not exercise the voting rights conferred by such Common Shares in any way whatsoever, and shall issue a proxy to the Israeli Participant to vote such shares, subject to and in accordance with the provisions of Section 102.

5.6.	Cash dividends paid or distributed, if any, with respect to Common Shares issued pursuant 102 Trustee Options shall be remitted directly to the Israeli Participant who is entitled to the 102 Trustee Options for which the dividends are being paid or distributed, subject to any applicable taxation on such distribution of dividend, and the withholding thereof, and when applicable, subject to the provisions of Section 102.

5.7.	All bonus shares to be issued by the Corporation, if any, with regard to Common Shares issued pursuant to 102 Trustee Options, while held by the Trustee, shall be registered in the name of the Trustee; and all provisions applying to such Common Shares shall apply to bonus shares issued by virtue thereof, if any, mutatis mutandis. Said bonus shares shall be subject to the Restricted Period of the 102 Trustee Options by virtue of which they were issued.

5.8.	The Corporation shall be under no duty to ensure, and no representation or commitment is made, that any of the Options qualifies or will qualify under any particular tax treatment (such as 102 Capital Gains Track), nor shall the Corporation be required to take any action for the qualification of any of the Options under such tax treatment. The Corporation shall have no liability of any kind or nature in the event that, for any reason whatsoever, the Options do not qualify for any particular tax treatment.

5.9.	Solely for the purpose of determining the tax liability pursuant to Section 102(b)(3) of the Ordinance, if on the date of grant the Corporation’s Common Shares are listed on any established stock exchange or a national market system or if the Corporation’s Common Shares will be registered for trading within ninety (90) days following the date of grant of 102 Trustee Options, the fair market value of the Common Shares at the date of grant shall be determined in accordance with the average value of the Corporation’s Common Shares on the thirty (30) trading days preceding the date of grant or on the thirty (30) trading days following the date of registration for trading, as the case may be.

5.10.	Notwithstanding the provisions of the Plan: (i) payment of the exercise price with respect to 102 Trustee Option (if applicable) shall be made solely in cash, unless and to the extent permitted under Section 102 or as expressly authorized by the ITA; and (ii) 102 Trustee Options may be settled for Shares only and not for cash.

6. 102 NON-TRUSTEE OPTIONS

6.1.	102 Non-Trustee Options granted hereunder shall be granted to, and the Common Shares issued pursuant to the exercise thereof, issued to, the Israeli Participant.

6.2.	Without derogating and subject to the above, and to all other applicable restrictions in the Plan, this Sub-Plan, the Option Agreement and applicable law, the Common Shares issued pursuant to the exercise of the 102 Non-Trustee Options, and all rights attached thereto (including bonus shares) shall not be transferred unless and until the Corporation has either (a) withheld payment of all taxes required to be paid upon the sale or transfer thereof, if any, or (b) received confirmation either that such payment, if any, was remitted to the tax authorities or of another arrangement regarding such payment, which is satisfactory to the Corporation.

6.3.	An Israeli Participant to whom 102 Non-Trustee Options are granted must provide, upon termination of his/her employment, a surety or guarantee to the satisfaction of the Corporation, to secure payment of all taxes which may become due upon the future transfer of his/her Common Shares to be issued pursuant to 102 Non-Trustee Options, all in accordance with the provisions of Section 102.

7. 3(i) OPTIONS

7.1.	3(i) Options granted hereunder shall be granted to, and the Common Shares issued pursuant thereto issued to, the Israeli Participant.

7.2.	Without derogating and subject to the above, and to all other applicable restrictions in the Plan, this Sub-Plan, the Option Agreement and applicable law, the 3(i) Options cannot be exercised unless and until the Corporation has either (a) withheld payment of all taxes required to be paid upon the exercise thereof, if any, or (b) received confirmation either that such payment, if any, was remitted to the tax authorities or of another arrangement regarding such payment, which is satisfactory to the Corporation.

8. TAX CONSEQUENCES

8.1.	Without derogating from and in addition to any provisions of the Plan, any and all tax and/or other mandatory payment consequences arising from the grant, exercise or vesting of Options, the payment for or the transfer or sale of Common Shares, or from any other event or act in connection therewith (including without limitation, in the event that the Options do not qualify under the tax classification/tax track in which they were intended) whether of the Corporation, a Subsidiary, the Trustee or the Israeli Participant, including without limitation any non-compliance of the Israeli Participant with the provisions hereof, shall be borne solely by the Israeli Participant. The Corporation, any applicable Subsidiary, and the Trustee, may each withhold (including at source), deduct and/or set-off, from any payment made to the Israeli Participant, the amount of the taxes and/or other mandatory payments of which is required with respect to the Options and/or Common Shares. Furthermore, each Israeli Participant shall indemnify the Corporation, the applicable Subsidiary and the Trustee, or any one thereof, and hold them harmless from any and all liability for any such tax and/or other mandatory payments or interest or penalty thereupon, including without limitation liabilities relating to the necessity to withhold, or to have withheld, any such tax and/or other mandatory payments from any payment made to the Israeli Participant.

8.2.	Without derogating from the aforesaid, each Israeli Participant shall provide the Corporation and/or any applicable Subsidiary with any executed documents, certificates and/or forms that may be required from time to time by the Corporation or such Subsidiary in order to determine and/or establish the tax liability of such Israeli Participant.

8.3.	Without derogating from the foregoing, it is hereby clarified that the Israeli Participant shall bear and be liable for all tax and other consequences in the event that his/her 102 Trustee Options and/or the Common Shares issued pursuant to the exercise thereof are not held for the entire Restricted Period, all as provided in Section 102.

8.4.	The Corporation and/or, when applicable, the Trustee shall not be required to release any share certificate to an Israeli Participant until all required payments have been fully made.

9. SUBORDINATION TO THE ORDINANCE

9.1.	It is clarified that the grant of the 102 Trustee Options hereunder is subject to the filing with the ITA of the Plan and this Sub-Plan, in accordance with Section 102.

9.2.	Any provisions of Section 102 or Section 3(i) of the Ordinance and/or any of the rules or regulations promulgated thereunder, which are not expressly specified in the Plan or in the applicable Option Agreement, including without limitation any such provision which is necessary in order to receive and/or to keep any tax benefit, including but not limited any tax ruling received in connection with the Plan and this Sub-Plan, and any approval or guidance issued by the ITA shall be deemed incorporated into this Sub-Plan and binding upon the Corporation, any applicable Affiliate and the Israeli Participant and shall be considered binding upon the Corporation and the Participant.

9.3.	The Options, the Plan, this Sub-Plan and any applicable Option Agreement are subject to the applicable provisions of the Ordinance, which shall be deemed an integral part of each, and which shall prevail over any term that is inconsistent therewith.

10. GOVERNING LAW & JURISDICTION

This Sub-Plan shall be governed by and construed and enforced in accordance with the laws of the State of Israel, without giving effect to the principles of conflict of laws. The competent courts of the central district and/or the competent courts of Tel-Aviv, Israel shall have sole jurisdiction in any matters pertaining to this Sub-Plan.

SCHEDULE “B”
RESTRICTED SHARE UNIT PLAN

The purpose of this Plan is to advance the interests of the Company by: (i) providing Eligible Persons with incentives; (ii) rewarding performance by Participants; (iii) increasing the proprietary interest of Participants in the success of the Company; (iv) encouraging Participants to remain with the Company or its Affiliates; (v) attracting new directors, employees, officers and Consultants; and; (vi) aligning the interests of the Participants with those of the shareholders of the Company.

ARTICLE 1 – INTERPRETATION

Section 1.1 Interpretation

For the purposes of this Plan, the following terms shall have the following meanings:

(a)	“Affiliate” has the meaning ascribed to that term in Section 1.3 of National Instrument 45-106 and any amendment thereto or replacement thereof;

(b)	“Applicable Law” means the requirements relating to the administration of restricted share unit plans under the applicable corporate and securities laws of British Columbia and Canada, any Stock Exchange or quotation system on which the Shares are listed or quoted and the applicable laws of any foreign country or jurisdiction which apply to RSUs granted under the Plan

(c)	“Associate” has the meaning ascribed to that term under Section 1 of the Securities Act (British Columbia) and any amendment thereto or replacement thereof;

(d)	“Board” means the board of directors of the Company as constituted from time to time;

(e)	“Business Day” means a day, other than a Saturday or Sunday, on which banking institutions in Toronto, British Columbia are not authorized or obligated by law to close;

(f)	“Cause”, the existence of which will be determined in good faith by the Board or a designee of the Board, with respect to a Participant shall, if such Participant has entered into a service or employment agreement with the Company or an Affiliate that is in effect, have the meaning given to the term in that agreement, or, if no such agreement exists, or if “Cause” is not defined therein, then Cause shall include such Participant’s:

(i)	willful misconduct of the Participant with regard to the Company, or an Affiliate, which constitutes a material breach of any of his or her obligations set forth in any written agreement governing the terms of the Participant’s service as the same may then be in effect and such breach, if curable, has not been cured within fifteen (15) days after written notice by the Company, or the affected Affiliate, to the Participant;

(ii)	fraud, embezzlement, theft or other material dishonesty by the Participant with respect to the Company, or an Affiliate;

(iii)	the Participant’s material breach of his or her fiduciary duties as an officer or manager of the Company, or an Affiliate, or as an officer, trustee, director or other fiduciary of any pension or benefit plan of the Company, or an Affiliate, or willful misconduct which has, or could reasonably be expected to have, a material adverse effect upon the business, interests or reputation of the Company, or an Affiliate, and such breach or conduct, if curable, has not been cured within fifteen (15) days after written notice by the Company, or the affected Affiliate, to the Participant;

(iv)	the Participant’s indictment for, or a plea of nolo contendere to, any felony or an analogous provision under the laws of a local jurisdiction; or

(v)	refusal or failure by the Participant to attempt in good faith to follow or carry out the reasonable written instructions of the Board which failure, if curable, does not cease within fifteen (15) days after written notice of such failure is given to the Participant by the Board. For purposes of this paragraph, no act, or failure to act, on the Participant’s part shall be considered “willful” unless done or omitted to be done by him or her not in good faith and without reasonable belief that his or her action or omission was in the best interests of the Company;

Notwithstanding the foregoing, to the extent that an alternative definition of Cause is provided in the Participant’s Grant Certificate, “Cause” shall have the meaning assigned thereto; provided that any alternative definition of Cause in the Grant Certificate shall govern and supersede any alternative definition of Cause in any applicable service or employment agreement to the extent of any inconsistencies between such definitions;

(g)	“Change of Control Event”, shall, if such Participant has entered into a service or employment agreement with the Company or an Affiliate that is in effect, have the meaning given to the term in that agreement, or, if no such agreement exists, or if “Change of Control” is not defined therein, means:

(i)	a reorganization, amalgamation, merger or plan of arrangement in connection with any of the foregoing, other than solely involving the Company and one or more of its Affiliates, with respect to which all or substantially all of the persons who were the beneficial owners of the Shares immediately prior to such reorganization, amalgamation, merger or plan of arrangement do not, following such reorganization, amalgamation, merger or plan of arrangement beneficially own, directly or indirectly, more than 50 percent of the resulting voting shares on a fully-diluted basis;

(ii)	the acquisition of Shares by a person or group of persons acting in concert (other than the Company or an Affiliate) as a result of which the offeror and its affiliates beneficially own, directly or indirectly, 50 percent or more of the Shares then outstanding; or

(iii)	the sale to a person other than an Affiliate of all or substantially all of the Company’s assets;

Notwithstanding the foregoing, to the extent that an alternative definition of Change of Control Event is provided in the Participant’s Grant Certificate, “Change of Control Event” shall have the meaning assigned thereto; provided that any alternative definition of Change of Control Event in the Grant Certificate shall govern and supersede any alternative definition of Cause in any applicable service or employment agreement to the extent of any inconsistencies between such definitions;

(h)	“COC Date” means the date of any Change of Control Event.

(i)	“Company” means Clearmind Medicine Inc. and its respective successors and assigns, and any reference in the Plan to action by the Company means action by or under the authority of the Board or any person or committee that has been designated for the purpose by the Company;

(j)	“Consultant” has the meaning ascribed to that term in the policies of the Exchange and any amendment thereto or replacement thereof;

(k)	“Date of Grant” means the date on which a particular Restricted Share Unit is granted by the Board as evidenced by the Grant Certificate pursuant to which the particular Restricted Share Unit was granted;

(l)	“Disinterested Shareholder Approval” means the approval of a majority of Shareholders of the Company voting at a duly called and held meeting of such Shareholders, excluding votes of Insiders to whom RSUs may be granted under the Plan.

(m)	“Effective Date” has the meaning ascribed in Section 2.3 2.3;

(n)	“Eligible Person” means any director, officer, employee or Consultant of the Company or any of its Affiliates and any such person’s personal holding company, as designated by the Board in a resolution;

(o)	“Expire” means, with respect to a Restricted Share Unit, the termination of such Restricted Share Unit, on the occurrence of which such Restricted Share Unit is void, incapable of settlement, and of no value whatsoever; and Expires and Expired have a similar meaning;

(p)	“Fair Market Value” means, on any particular day, the Market Price of a Share, but if the Shares are not listed and posted for trading on the Stock Exchange at the relevant time, it shall be the fair market value of the Share, as determined by the Board acting in good faith;

(q)	“Good Leaver Termination” means the termination of the Participant’s service with the Company, or an Affiliate, without Cause or due to the Participant’s resignation with Good Reason;

(r)	“Good Reason”, the existence of which will be determined in good faith by the Board or a designee of the Board, with respect to a Participant shall, if such Participant has entered into a service or employment agreement with the Company or an Affiliate that is in effect, have the meaning given to the term in that agreement, or, if no such agreement exists, or if “Good Reason” is not defined therein, then Good Reason means:

(i)	without the express written consent of the Participant, any change or series of changes in the responsibilities, authority, status or reporting relationship of the Participant with the Company, or an Affiliate, such that immediately after such change or series of changes, the responsibilities, authority, status or reporting relationship of the Participant, taken as a whole, are not at least substantially equivalent to those assigned to the Participant immediately prior to such change or series of changes, excluding for this purpose an isolated and inadvertent action not taken in bad faith and which is remedied by the Company, or an Affiliate, promptly after receipt of notice thereof given by the Participant;

(ii)	a reduction by the Company, or an Affiliate, in the Participant’s annual base salary, except:

(A)	as part of a general reduction in the base salary of all or substantially all of the senior executives of the Company, or an Affiliate, which affects the Participant in substantially the same manner as the other senior executives who are also affected by such general reduction; and

(B)	which reduction does not constitute more than 10% of his or her base salary;

(iii)	the taking of any action by the Company, or an Affiliate, which would materially adversely affect the Participant’s participation in or materially reduce the Participant’s benefits, except, in any such case, as part of a general reduction in benefits of all or substantially all of the senior executives of the Company, or an Affiliate, which affects the Participant in substantially the same manner as the other senior executives who are also affected by such general reduction; or

(iv)	any requirement by the Company, or an Affiliate, that the Participant’s principal office be relocated to a location which is more than 50 kilometers from his or her then current location, provided that the Participant has not acquiesced or agreed to such relocation;

Notwithstanding the foregoing, to the extent that an alternative definition of Good Reason is provided in the Participant’s Grant Certificate, “Good Reason” shall have the meaning assigned thereto; provided that any alternative definition of Cause in the Grant Certificate shall govern and supersede any alternative definition of Good Reason in any applicable service or employment agreement to the extent of any inconsistencies between such definitions;

(s)	“Investor Relations Activities” has the meaning given to such term in the policies of the Exchange and any amendment thereto or replacement thereof;

(t)	“Grant Certificate” means a certificate of the Company under which a Restricted Share Unit is granted, substantially in the form attached hereto as Schedule “A”, as may be amended from time to time;

(u)	“Market Price” means, on any particular day (i) the volume weighted average closing price of a Share on the Stock Exchange for the five (5) preceding days on which the Shares were traded if measured outside of a black-out period (a period self-imposed by the Company during which designated employees cannot trade the securities of the Company), and (ii) if measured during a black-out period, the volume weighted average closing price of a Share on the Stock Exchange for the three (3) days following the last day of such black-out period on which the Shares are traded; notwithstanding the foregoing, the Market Price of a Share on the Effective Date shall be deemed to be the opening price of a Share on the Stock Exchange on that day;

(v)	“Outstanding Shares” means that number of Shares outstanding, on a non-diluted basis, at any point in time as confirmed by the transfer agent and registrar for the Shares.

(w)	“Participant” means an Eligible Person to whom a Restricted Share Unit has been granted;

(x)	“Performance Criteria” means criteria established by the Board in respect of each RSU grant, if any, which, without limitation, may include criteria based on the financial performance of the Company and/or any Affiliate.

(y)	“Plan” means this Restricted Share Unit Plan, as amended from time to time;

(z)	“Restricted Share Unit” and “RSU” mean a unit granted or credited to a Participant’s notional account pursuant to the terms of this Plan that, subject to the provisions hereof, entitles a Participant to receive RSU Shares or, in lieu of RSU Shares (in the sole discretion of the Board), an amount of cash equal to the Fair Market Value of the RSU Share on the Settlement Date.

(aa)	“RSU Shares” means the Shares delivered to the Participant in accordance with the provisions of the Plan in settlement of RSUs under this Plan.

(bb)	“Share” means a common share in the capital of the Company, and includes any shares of the Company into which such shares may be converted, reclassified, redesignated, subdivided, consolidated, exchanged or otherwise changed;

(cc)	“Shareholders” means holders of Shares;

(dd)	“Source Deductions” has the meaning given to that term in 0;

(ee)	“Special Value” has the meaning given to that term in Section 4.3;

(ff)	“Stock Exchange” or “Exchange” means the Canadian Securities Exchange or, if the Shares are not listed or posted for trading on the Canadian Securities Exchange, the Stock Exchange on which the Shares are listed or posted for trading;

(gg)	“Termination Date” means the date on which a Participant ceases to be an Eligible Person as a result of a termination of employment with the Company or an Affiliate for any reason, including death, retirement, resignation, or Cause. For the purposes of the Plan, a Participant’s employment with the Company or an Affiliate shall be considered to have terminated effective on the last day of the Participant’s actual and active employment with the Company or Affiliate whether such day is selected by agreement with the individual, unilaterally by the Company or Affiliate and whether with or without advance notice to the Participant. For the avoidance of doubt, no period of notice or pay in lieu of notice that is given or that ought to have been given under applicable law in respect of such termination of employment that follows or is in respect of a period after the Participant’s last day of actual and active employment shall be considered as extending the Participant’s period of employment for the purposes of determining his or her entitlement under the Plan;

(hh)	“Transfer” includes without limitation any sale, exchange, assignment, gift, disposition, mortgage, charge, pledge, encumbrance, grant of security interest or other arrangement by which possession, legal title, beneficial ownership or the risk of economic exposure passes from one person to another, or to the same person in a different capacity, whether or not voluntary and whether or not for value, and any registered security interest or other agreement in connection with, or to effect, any of the foregoing; and

(ii)	“Vesting Date” means the date or dates determined in accordance with the terms of the Grant Certificate entered into in respect of such Restricted Share Units (as described in Section 3.44, on and after which a particular Restricted Share Unit may be settled, subject to amendment or acceleration from time to time in accordance with the terms hereof.

In the Plan, words importing the singular number shall include the plural and vice versa.

ARTICLE 2 – GENERAL PROVISIONS

Section 2.1 Administration

(1)	The Plan shall at all times be subject to the rules of the Exchange.

(2)	The Board shall administer this Plan.

(3)	Subject to the terms and conditions set forth herein, the Board has the authority: (i) to grant Restricted Share Units to Eligible Persons; (ii) to determine the terms, including the limitations, restrictions, vesting period, Performance Criteria, and conditions, if any, upon such grants; (iii) to interpret this Plan and all agreements entered into hereunder; (iv) to adopt, amend and rescind such administrative guidelines and other rules relating to this Plan as it may from time to time deem advisable; and (v) to make all other determinations and to take all other actions in connection with the implementation and administration of this Plan as it may deem necessary or advisable, subject to the rules and policies of the Exchange. The Board’s guidelines, rules, interpretations, and determinations shall be conclusive and binding upon the Company, its Affiliates, and all Participants, Eligible Persons and their legal, personal representatives and beneficiaries.

(4)	Notwithstanding the foregoing or any other provision contained herein, the Board shall have the right to delegate the administration and operation of this Plan, in whole or in part, to a committee and/or to any member thereof. For greater certainty, any such delegation by the board of directors may be revoked at any time at the board of directors’ sole discretion.

(5)	No member of the Board or any person acting pursuant to authority delegated by it hereunder shall be liable for any action or determination in connection with the Plan made or taken in good faith, and each member of the Board and each such person shall be entitled to indemnification by the Company with respect to any such action or determination.

(6)	The Company will be responsible for all costs related to the administration of the Plan.

(7)	The Board may adopt such rules or regulations and vary the terms of this Plan and any grant hereunder as it considers necessary to address tax or other requirements of any applicable non-Canadian jurisdiction.

(8)	The maximum number of RSUs which may be issued under this Plan, from time to time, shall be 144,329.

(9)	The maximum term of any RSU grant shall not exceed ten (10) years.

(10)	Shares issued pursuant to a RSU grant, do not become available again for grant unless an amendment filing is made and approved by the Exchange.

Section 2.2 Amendment and Termination

(1)	The Board may, in its sole discretion, suspend, terminate, amend or revise the Plan at any time or from time to time amend or revise the terms of the Plan or of any Restricted Share Unit granted under the Plan and any Grant Certificate relating thereto, subject to any required regulatory approval, provided that such suspension, termination, amendment, or revision will not adversely alter or impair any Restricted Share Unit previously granted except as permitted by the terms of this Plan or as required by Applicable Laws.

(2)	If the Plan is terminated, the provisions of the Plan will continue in effect as long as any Restricted Share Unit or any rights pursuant thereto remain outstanding and, notwithstanding the termination of the Plan, the Board will remain able to make such amendments to the Plan or the Restricted Share Unit as they would have been entitled to make if the Plan were still in effect.

Section 2.3 Effective Date

The Plan is established for Eligible Persons, effective on the date that the Plan has been adopted by the Board (the “Effective Date”) provided, however, that no cash and/or Shares underlying a vested RSU shall be issued by the Company to a Participant in accordance with the Plan prior to the Plan having received the necessary regulatory and Disinterested Shareholder Approvals.

Section 2.4 Tax Withholdings and Deductions

Notwithstanding any other provision contained herein, the Company or the relevant Affiliate, as applicable, shall be entitled to withhold from any amount payable to a Participant, either under this Plan or otherwise, such amounts as may be necessary so as to ensure that the Company or the relevant Affiliate is in compliance with the applicable provisions of any federal, provincial or local law relating to the withholding of tax or other required deductions relating to the settlement of any Restricted Share Units (the “Source Deductions”). The Company or the relevant Affiliate, as applicable, shall have the right in its discretion to satisfy any such Source Deductions by retaining or acquiring any Shares which would otherwise be issued or provided to a Participant hereunder, or withholding any portion of any cash amount payable to a Participant hereunder. The Company or the relevant Affiliate, as applicable, shall also have the right to withhold the delivery of any RSUs and RSU Shares and any cash payment payable to a Participant hereunder unless and until such Participant pays to the Company or the relevant Affiliate, as applicable, a sum sufficient to indemnify the Company or the relevant Affiliate, as applicable, for any liability to withhold tax in respect of the amounts included in the income of such Participant as a result of the settlement of RSUs under this Plan, to the extent that such tax is not otherwise being withheld from payments to such Participant by the Company or the relevant Affiliate, as applicable,.

Section 2.5 Non-Transferability

No Transfer of Restricted Share Units, whether voluntary, involuntary, by operation of law or otherwise (other than upon the death of the Participant), vests any interest or right in such Restricted Share Units whatsoever in any assignee or transferee.

Section 2.6 Participation in this Plan

(1)	A Restricted Share Unit granted hereunder shall not be deemed to give any Participant any interest or title or any rights as a Shareholder or any other legal or equitable right against the Company, or any of its Affiliates whatsoever, including without limitation, the right to vote as a Shareholder and the right to participate in any new issue of Shares to existing holders of Shares.

(2)	Participants (and their legal personal representatives) shall have no legal or equitable rights, claims, or interest in any specific property or assets of the Company or any Affiliate by virtue of being granted an RSU. No assets of the Company or any Affiliate shall be held in any way as collateral security for the fulfillment of the obligations of the Company or any Affiliate under this Plan. The Company’s or any Affiliate’s obligation under this Plan shall be merely that of an unfunded and unsecured promise of the Company or such Affiliate to issue Shares or pay money in the future, as applicable, and the rights of Participants (and their legal personal representatives) shall be no greater than those of unsecured general creditors.

(3)	The Plan shall not give any Eligible Person the right or obligation to or to continue to serve as a Consultant, director, officer or employee, as the case may be, to or of the Company or any of its Affiliates. Furthermore, no grant of a Restricted Share Unit shall be made until the Board has received satisfactory evidence confirming that the Eligible Person is a bona fide Eligible Person at the time of the grant.

(4)	The Company makes no representation or warranty as to the future market value of the Shares or with respect to any income tax matters affecting the Participant resulting from the grant or settlement of a Restricted Share Unit or transactions in the Shares. With respect to any fluctuations in the market value of Shares, neither the Company, nor any of its directors, officers, employees, shareholders or agents shall be liable for anything done or omitted to be done by such person or any other person with respect to the price, time, quantity or other conditions and circumstances of the issuance of Shares hereunder, or in any other manner related to the Plan. For greater certainty, no amount will be paid to, or in respect of, a Participant under the Plan or pursuant to any other arrangement, and no additional Restricted Share Units will be granted to such Participant to compensate for a downward fluctuation in the price of the Shares, nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose.

Section 2.7 Notice

Any notice required to be given by this Plan shall be in writing and shall be given by registered mail, postage prepaid, or delivered by courier, by facsimile transmission or by electronic mail addressed, if to the Company, to the office of the Company in Toronto, British Columbia, Attention: Corporate Secretary; or if to a Participant, to such Participant at his or her address as it appears on the books of the Company or in the event of the address of any such Participant not so appearing, then to the last known address of such Participant; or if to any other person, to the last known address of such person.

Section 2.8 Governing Law

The Plan shall be governed by the laws of British Columbia and the federal laws of Canada applicable therein.

ARTICLE 3 – RESTRICTED SHARE UNITS

Section 3.1 Grant

(1)	Subject to the provisions of this Plan, the Board may grant Restricted Share Units to any Eligible Person upon the terms, conditions and limitations set forth herein and such other terms, conditions and limitations permitted by and not inconsistent with this Plan as the Board may determine.

(2)	The grant of a Restricted Share Unit shall be evidenced by a Grant Certificate, signed on behalf of the Company.

(3)	The Company shall maintain a notional account for each Participant, in which shall be recorded the number of vested and unvested Restricted Share Units granted or credited to such Participant.

(4)	The grant of a Restricted Share Unit to a Participant, or the settlement of a Restricted Share Unit, under the Plan shall neither entitle such Participant to receive nor preclude such Participant from receiving subsequently granted Restricted Share Units.

Section 3.2 Grant Limitations

(1)	Notwithstanding anything to the contrary herein, grants of Restricted Share Units shall be subject to the following limitations:

(a)	the aggregate number of Restricted Share Units granted to any one Eligible Person (and companies wholly owned by that Eligible Person) in a 12-month period must not exceed 5% of the Shares, calculated on the date a Restricted Share Unit is granted to the Eligible Person (unless the Company has obtained the requisite Disinterested Shareholder Approval);

(b)	the aggregate number of Restricted Share Units granted to any one Consultant in a 12-month period must not exceed 2% of the Shares of the Company, calculated at the date a Restricted Share Unit is granted to the Consultant; and

(c)	persons involved in Investor Relations Activities are not eligible to receive Restricted Share Units.

Section 3.3 Dividend Equivalents

Each Participant’s notional account shall, from time to time, be credited with additional Restricted Share Units (including fractional Restricted Share Units), the number of which shall be determined by dividing:

(1)	the product obtained by multiplying the amount of each dividend declared and paid by the Company on the Shares on a per share basis (excluding stock dividends, but including dividends which may be paid in cash or in shares at the option of the shareholder) by the number of Restricted Share Units recorded in the Participant’s notional account (whether vested or unvested) on the record date for payment of any such dividend, by

(2)	the Fair Market Value of a Share on the dividend payment date for such dividend,

provided however that the Board shall not be obligated to issue fractional RSUs, and further provided that in the event of the issuance of additional Restricted Share Units, as a dividend in kind, the amount of Restricted Share Units available for grant shall be reduced by a corresponding amount.

Section 3.4 Capital Adjustment

(a)	The existence of this Plan and any RSU granted hereunder shall not affect in any way the right and power of the Company or its shareholders to make, authorize or determine any adjustment, recapitalization, reorganization, or any other change in the Company’s capital structure or its business, or any amalgamation, combination, merger or consolidation involving the Company, to create or issue any bonds, debentures, Shares or other securities of the Company or to determine the rights and conditions attaching thereto, to effect the dissolution or liquidation of the Company or any sale or transfer of all or any part of its assets or business, or to effect any other corporate act or proceeding, whether of a similar character or otherwise, whether or not any such action referred to in this Subsection 3.3(a) would have an adverse effect on this Plan or any RSU granted hereunder.

(b)	If there is any change in the outstanding Shares by reason of a split, recapitalization, consolidation, combination or exchange of shares or other similar corporate change, other than a Change of Control Event, subject to any prior approval required of applicable regulatory authorities, the Board may make appropriate substitution or adjustment in:

(i)	the number of RSUs reserved for issuance pursuant to the Plan; and

(ii)	the number of unvested RSUs theretofore granted,

provided, however, that no substitution or adjustment will obligate the Company to issue fractional RSUs. The determination of the Board as to any adjustment, or as to there being no need for adjustment, will be final and binding on all parties concerned.

Section 3.5 Vesting

Except as otherwise provided in a Participant’s Grant Certificate or any other provision of this Plan all Restricted Share Units granted pursuant to Section 3.1 shall vest on the earlier of (i) the date of which the Performance Criteria is achieved, if applicable, or (ii) the third (3rd) anniversary of the Date of Grant provided the Participant is continuously employed by or in service with the Company, or any of its Affiliates, from the Date of Grant until such Vesting Date. All Restricted Share Units credited pursuant to Section 3.3 shall vest simultaneously with the Restricted Share Units to which they relate.

ARTICLE 4 – SETTLEMENT & EXPIRY

Section 4.1 Settlement of Restricted Share Units

(1)	Except as otherwise provided in a Participant’s Grant Certificate or any other provision of this Plan:

(a)	Settlement shall take the form of, to be decided in the sole discretion of the Board,

(i)	the issuance of Shares, or the purchase of Shares for the benefit of the Participants on the open market or by private transaction, in an amount equal to the number of vested Restricted Share Units to be settled on that Vesting Date; provided however, that the Company shall not be required to issue and/or cause to be delivered Shares or issue and/or cause to be delivered certificates evidencing Shares to be delivered pursuant to this Plan unless and until such issuance and delivery is in compliance with all Applicable Law, or

(ii)	a payment of cash to the Participant of an amount equal to the Fair Market Value of a Share on the Vesting Date, multiplied by the number of vested Restricted Share Units to be settled on that Vesting Date, the whole being subject to the terms of 0.

(2)	Following receipt of such Shares or payment, as applicable, the Restricted Share Units so settled shall be of no value whatsoever and shall be struck from the Participant’s notional account.

Section 4.2 Termination

(1)	Unless otherwise provided in the Participant’s Grant Certificate and regardless of any adverse or potentially adverse tax or other consequences resulting from the foregoing:

(a)	if a Participant ceases to be an Eligible Person as a result of his or her termination with Cause or resignation without Good Reason, all unvested Restricted Share Units held by such Participant shall Expire on the Participant’s Termination Date;

(b)	if a Participant ceases to be an Eligible Person as a result of his or her Board approved retirement, any unvested Restricted Share Units held by such Participant shall continue to vest pro-rata according to the vesting schedule set out in Section 3.4 based on the number of completed months of active service or employment between the Date of Grant and the Vesting Date of such Restricted Share Units;

(c)	if a Participant ceases to be an Eligible Person as a result of his or her Good Leaver Termination, any unvested Restricted Share Units held by such Participant shall vest pro-rata on the Participant’s Termination Date based on the number of completed months of active service or employment between the Date of Grant and the Vesting Date of such Restricted Share Units; and

(d)	if a Participant ceases to be an Eligible Person as a result of his or her death, any unvested Restricted Share Units held by such Participant shall vest on the Participant’s Termination Date.

For avoidance of doubt, the Participant’s Grant Certificate may permit the acceleration of the vesting of unvested Restricted Share Units upon Termination. Notwithstanding anything to the contrary contained herein, at no time shall any Restricted Share Units vest after a period which exceeds 12 months from the Eligible Person seizing to be an Eligible Person (including for greater certainty in the case of death of an Eligible Person).

Section 4.3 Change of Control

Notwithstanding any other provision of this Plan, in the event of the occurrence of a Change of Control Event, with respect to all RSUs that are outstanding on the COC Date, (i) any and all requirements that any Performance Criteria, if any, be achieved for any purpose applicable to such Grants shall be waived as of the COC Date and (ii) each Participant who has received any RSU grants shall be entitled to receive, in full settlement of a RSU covered by a grant, a payment of cash equal to the Special Value (as defined below) for each RSU multiplied by the number of vested Restricted Share Units to be settled on that COC Date, the whole being subject to the terms of Section 2.4.

The term "Special Value" shall mean an amount with respect to each RSU determined as follows:

(a)	if any Shares are sold as part of the transaction constituting the Change of Control Event, the Special Value shall equal the weighted average of the price paid for those Shares by the acquirer, provided that if any portion of the consideration paid for such Shares by the acquirer is paid in property other than cash, the Board (as constituted immediately prior to the COC Date) shall determine the fair market value of such property as of the COC Date for purposes of determining the Special Value under this Section 4.3; and

(b)	if no Shares are sold as part of the transaction constituting the Change of Control Event, the Special Value shall equal the Fair Market Value.

ARTICLE 5 – SUB PLAN FOR PARTICIPANTS SUBJECT TO ISRAELI TAXATION

Any Participants who are resident in Israel shall be subject to the Sub Plan attached hereto as Appendix "A" (the “102 Plan”). For greater certainty any issuances to Participants subject to the 102 Plan shall only be issuable provided they do not contradict the regulations of the Exchange.

SCHEDULE “A”
RESTRICTED SHARE UNIT

AWARD CERTIFICATE

Name: [name and address of Participant]

Grant Date: [insert date]

Clearmind Medicine Inc. (the “Company”) has adopted the Clearmind Medicine Inc. Restricted Share Unit Plan (the “Plan”). Your Award is governed in all respects by the terms of the Plan, and the provisions of the Plan are hereby incorporated by reference. Capitalized terms used and not otherwise defined in this Agreement shall have the meanings set forth in the Plan. If there is a conflict between the terms of this Award Certificate and the Plan, the terms of the Plan shall govern.

Your Award	The Company hereby grants to you [●] Restricted Share Units.

Vesting	Subject to the terms of the Plan, Award of Restricted Share Units shall vest on ●.

Other Terms:	●

PLEASE SIGN AND RETURN A COPY OF THIS AWARD CERTIFICATE TO THE COMPANY.

By your signature below, you acknowledge (i) that you have received a copy of the Plan and have reviewed, considered and agreed to the terms of this Agreement and the Plan; and (ii) that you have requested and are satisfied that the Plan and the foregoing be drawn up in the English language. Le soussigné reconnaît qu’il a exigé que le Régime et ce qui précède soient rédigés et exécutés en anglais et s’en déclare satisfait.

Signature: _______________________ Date: _______________________

On behalf of the Company:

Name:
Title:

APPENDIX “A”

CLEARMIND MEDICINE INC.

RESTRICTED SHARE UNIT PLAN

SUB-PLAN FOR PARTICIPANTS SUBJECT TO ISRAELI TAXATION

This Sub-Plan (“Sub-Plan”) to the Clearmind Medicine Inc., Restricted Share Unit Plan (the “Plan”) is hereby established effective as of the Effective Date (as defined under the Plan).

1.	DEFINITIONS

As used herein, the following terms shall have the meanings hereinafter set forth, unless the context clearly indicates to the contrary. Any capitalized term used herein which is not specifically defined in this Sub-Plan shall have the meaning set forth in the Plan.

1.1.	“Affiliate” – for purposes of eligibility under the Sub-Plan shall have the meaning provided under the Plan, provided however that any Affiliate for the purpose of this Sub-Plan must be an “employing company” within the meaning of such term in Section 102 of the Ordinance.

1.2.	“Controlling Shareholder” – shall have the meaning ascribed to such term in Section 32(9) of the Ordinance.

1.3.	“Eligible 102 Participants” – employees and officers of the Company or any Affiliate which are not classified as Controlling Shareholders, before the grant of the RSUs and/or after such grant.

1.4.	“Ordinance” – the Israeli Income Tax Ordinance [New Version], 1961, and the rules and regulations promulgated thereunder, including without limitation, the Income Tax Rules (Tax benefits in Stock Issuance to Employees) 5763-2003, as are in effect from time to time, and any similar successor rules and regulations.

1.5.	“Section 102” – Section 102 of the Ordinance and the rules and regulations promulgated thereunder, as are in effect from time to time, and any similar successor rules and regulations.

1.6.	“Trustee” – the trustee designated or replaced by the Company and/or applicable Affiliate for the purposes of the Plan and this Sub-Plan and grants under Section 102 made thereunder and approved by the Israeli Tax Authorities all in accordance with the provisions of Section 102.

GENERAL

1.7.	The purpose of this Sub-Plan is to establish certain rules and limitations applicable to Restricted Share Units (“RSUs”) granted to Participants, the grant of RSUs to whom (or the exercise or transfer thereof by whom) are subject to taxation in Israel (“Israeli Participants”), in order that such RSUs may comply with the requirements of Israeli law, including, if applicable, Section 102.

1.8.	The Plan and this Sub-Plan are complementary to each other and shall be read and deemed as one. In the event of any contradiction, whether explicit or implied, between the provisions of this Sub-Plan and the Plan, the provisions of this Sub-Plan shall prevail with respect to RSUs granted to Israeli Participants.

1.9.	RSUs may be granted under this Sub-Plan in one of the following tax tracks, at the Company’s discretion and subject to applicable restrictions or limitations as provided in applicable law including without limitation any applicable restrictions and limitations in Section 102 regarding the eligibility of Israeli Participants to each of the following tax tracks, based on their capacity and relationship towards the Company:

1.9.1.	“102 Trustee Award” – an RSU granted through a Trustee in accordance with and pursuant to Section 102 in one of the following tax tracks: (i) the tax alternative set forth in Section 102(b)(2)/(3) of the Ordinance pursuant to which income resulting from the sale or transfer from the Trustee of Shares derived from 102 Trustee Awards is intended to be taxed as a capital gain, subject to meeting the required conditions thereunder (“102 Capital Gains Track”) or (ii) the tax alternative set forth in Section 102(b)(1) of the Ordinance pursuant to which income resulting from the sale or transfer from the Trustee of Shares derived from 102 Trustee Awards is taxed as ordinary income (“102 Ordinary Income Track”); or

1.9.2.	“102 Non-Trustee Award” – an RSU granted not through a Trustee in accordance with and pursuant to Section 102(c); or

1.9.3.	“3(i) Award” – an RSU granted pursuant to Section 3(i) of the Ordinance.

ADMINISTRATION

Without derogating from the powers and authorities of the Board detailed in the Plan, the Board shall have the sole and full discretion and authority, without the need to submit its determinations or actions to the shareholders of the Company for their approval or authorization, unless such approval is required to comply with applicable mandatory law, to administer this Sub-Plan and to take all actions related hereto and to such administration, including without limitation the performance, from time to time and at any time, of any and all of the following: (a) the determination of the specific tax track (as described in Section 2.3 above) in which the RSUs are to be issued; (b) the election by the Company, with respect to grant of 102 Trustee Awards, of either one of the following tax tracks – “Capital Gains Tax Track” or “Ordinary Income Tax Track”, as provided in and in accordance with Section 102 (the “Election”); (c) the appointment of the Trustee; and (d) the adoption of forms of Grant Certificates to be applied with respect to Israeli Participants, incorporating and reflecting, inter alia, relevant provisions regarding the grant of RSUs in accordance with this Sub-Plan, and the amendment or modification from time to time of the terms of such Grant Certificates.

SECTION 102 ELECTION

1.10.	102 Trustee Awards shall be granted pursuant to either (a) Section 102(b)(2)/(3) of the Ordinance as 102 Capital Gains Track Grants or (b) Section 102(b)(1) of the Ordinance as 102 Ordinary Income Track Grants. The Company’s Election regarding the type of 102 Trustee Award it chooses to make shall be filed with the Israeli Tax Authority (the “ITA”) and shall be subject to Section 5.2 below. Once the Company has filed such Election, it may change the type of 102 Trustee Awards that it chooses to make only after the lapse of at least 12 months from the end of the calendar year in which the first grant was made in accordance with the previous Election, in accordance with Section 102. For the avoidance of doubt, such Election shall not prevent the Company from granting 102 Non-Trustee Award to Eligible 102 Participants at any time.

1.11.	Eligible 102 Participants may receive only 102 Trustee Awards or 102 Non-Trustee Awards under this Sub-Plan. Israeli Participants who are not Eligible 102 Participants may be granted only 3(i) Awards under this Sub-Plan.

1.12.	The Grant Certificates shall indicate whether the grant is a 102 Trustee Award, a 102 Non-Trustee Award or a 3(i) Award; and, if the grant is a 102 Trustee Award, the Election of tax track.

102 TRUSTEE AWARDS

1.13.	Notwithstanding anything to the contrary in the Plan, 102 Trustee Awards granted hereunder shall be granted to, and the Shares issued pursuant thereto and all rights attached thereto (including bonus shares), shall be issued to the Trustee, and all such RSUs and RSU Shares shall be registered in the name of the Trustee, who shall hold them in trust until such time as they are released by the transfer or sale thereof by the Trustee which will be at least such period of time as required by the provisions of Section 102 applicable to 102 Trustee Awards (the “Restricted Period”). In case the requirements of Section 102 for 102 Trustee Awards are not met, then the 102 Trustee Awards may be regarded as 102 Non-Trustee Awards, all in accordance with the provisions of Section 102.

1.14.	Notwithstanding anything to the contrary in the Plan, the date of grant of a 102 Trustee Award shall be the date of the resolution of the Board approving the grant of such RSUs, which in the case of 102 Trustee Awards shall not be before the lapse of 30 days (or such other period which may be determined by the Ordinance from time to time) from the date upon which the Plan is first submitted to the ITA.

1.15.	Subject to the provisions of Section 102 and any rules or regulation or orders or procedures promulgated thereunder, the Israeli Participant shall provide the Company and the Trustee with a written undertaking and confirmation under which the Israeli Participant confirms that he/she is aware of the provisions of Section 102 and the elected tax track and agrees to the provisions of the trust agreement between the Company and the Trustee, and undertakes not to release, by sale or transfer, the 102 Trustee Awards, and the Shares issued pursuant thereof, and all rights attached thereto (including bonus shares) prior to the lapse of the Restricted Period. The Israeli Participant shall not be entitled to sell or release from trust the 102 Trustee Awards, nor the Shares issued pursuant thereof, nor any right attached thereto (including bonus shares), nor to request the transfer or sale of any of the same to any third party, before the lapse of the Restricted Period. Notwithstanding the above, if any such sale or transfer occurs during the Restricted Period, the sanctions under Section 102 of the Ordinance and under any rules or regulation or orders or procedures promulgated thereunder shall apply to and shall be borne by such Israeli Participant.

1.16.	Without derogating and subject to the above, and to all other applicable restrictions in the Plan, this Sub-Plan, the Grant Certificate and applicable law, the Trustee shall not release, by sale or transfer, the Shares issued pursuant to 102 Trustee Awards, and all rights attached thereto (including bonus shares) to the Israeli Participant, or to any third party to whom the Israeli Participant wishes to sell the Shares (unless the contemplated transfer is by will or laws of descent) unless and until the Trustee has either (a) withheld payment of all taxes required to be paid upon the sale or transfer thereof, if any, or (b) received confirmation either that such payment, if any, was remitted to the tax authorities or of another arrangement regarding such payment, which is satisfactory to the Company, the applicable Affiliate and the Trustee.

1.17.	Without derogating from the provisions of the Plan, it is hereby further clarified that with respect to Shares issued pursuant to 102 Trustee Awards, as long as they are registered in the name of the Trustee, the Trustee shall be the registered owner of such Shares. Notwithstanding, the Trustee shall not exercise the voting rights conferred by such Shares in any way whatsoever, and shall issue a proxy to the Israeli Participant to vote such shares, subject to and in accordance with the provisions of Section 102.

1.18.	Cash dividends paid or distributed, if any, with respect to Shares issued pursuant 102 Trustee Awards shall be remitted directly to the Israeli Participant who is entitled to the 102 Trustee Awards for which the dividends are being paid or distributed, subject to any applicable taxation on such distribution of dividend, and the withholding thereof, and when applicable, subject to the provisions of Section 102.

1.19.	All bonus shares to be issued by the Company, if any, with regard to Shares issued pursuant to 102 Trustee Awards, while held by the Trustee, shall be registered in the name of the Trustee; and all provisions applying to such Shares shall apply to bonus shares issued by virtue thereof, if any, mutatis mutandis. Said bonus shares shall be subject to the Restricted Period of the 102 Trustee Awards by virtue of which they were issued.

1.20.	The Company shall be under no duty to ensure, and no representation or commitment is made, that any of the RSUs qualifies or will qualify under any particular tax treatment (such as 102 Capital Gains Track), nor shall the Company be required to take any action for the qualification of any of the RSUs under such tax treatment. The Company shall have no liability of any kind or nature in the event that, for any reason whatsoever, the RSUs do not qualify for any particular tax treatment.

1.21.	Notwithstanding the provisions of the Plan (including Section 4.1(1)(a)(ii) thereof): (i) payment of the exercise price with respect to 102 Trustee Awards (if applicable) shall be made solely in cash, unless and to the extent permitted under Section 102 or as expressly authorized by the ITA; and (ii) 102 Trustee Awards may be settled for Shares only and not for cash.

102 NON-TRUSTEE AWARDS

1.22.	102 Non-Trustee Awards granted hereunder shall be granted to, and the Shares issued pursuant to the exercise thereof, issued to, the Israeli Participant.

1.23.	Without derogating and subject to the above, and to all other applicable restrictions in the Plan, this Sub-Plan, the Grant Certificate and applicable law, the Shares issued pursuant to the exercise of the 102 Non-Trustee Awards, and all rights attached thereto (including bonus shares) shall not be transferred unless and until the Company has either (a) withheld payment of all taxes required to be paid upon the sale or transfer thereof, if any, or (b) received confirmation either that such payment, if any, was remitted to the tax authorities or of another arrangement regarding such payment, which is satisfactory to the Company.

1.24.	An Israeli Participant to whom 102 Non-Trustee Awards are granted must provide, upon termination of his/her employment, a surety or guarantee to the satisfaction of the Company, to secure payment of all taxes which may become due upon the future transfer of his/her Shares to be issued pursuant to 102 Non-Trustee Awards, all in accordance with the provisions of Section 102.

3(i) AWARDS

1.25.	3(i) Awards granted hereunder shall be granted to, and the Shares issued pursuant thereto issued to, the Israeli Participant.

1.26.	Without derogating and subject to the above, and to all other applicable restrictions in the Plan, this Sub-Plan, the Grant Certificate and applicable law, the 3(i) Awards cannot be exercised unless and until the Company has either (a) withheld payment of all taxes required to be paid upon the exercise thereof, if any, or (b) received confirmation either that such payment, if any, was remitted to the tax authorities or of another arrangement regarding such payment, which is satisfactory to the Company.

TAX CONSEQUENCES

1.27.	Without derogating from and in addition to any provisions of the Plan, any and all tax and/or other mandatory payment consequences arising from the grant, exercise or vesting of RSUs, the payment for or the transfer or sale of Shares, or from any other event or act in connection therewith (including without limitation, in the event that the RSUs do not qualify under the tax classification/tax track in which they were intended) whether of the Company, an Affiliate, the Trustee or the Israeli Participant, including without limitation any non-compliance of the Israeli Participant with the provisions hereof, shall be borne solely by the Israeli Participant. The Company, any applicable Affiliate, and the Trustee, may each withhold (including at source), deduct and/or set-off, from any payment made to the Israeli Participant, the amount of the taxes and/or other mandatory payments of which is required with respect to the RSUs and/or RSU Shares. Furthermore, each Israeli Participant shall indemnify the Company, the applicable Affiliate and the Trustee, or any one thereof, and hold them harmless from any and all liability for any such tax and/or other mandatory payments or interest or penalty thereupon, including without limitation liabilities relating to the necessity to withhold, or to have withheld, any such tax and/or other mandatory payments from any payment made to the Israeli Participant.

1.28.	Without derogating from the aforesaid, each Israeli Participant shall provide the Company and/or any applicable Affiliate with any executed documents, certificates and/or forms that may be required from time to time by the Company or such Affiliate in order to determine and/or establish the tax liability of such Israeli Participant.

1.29.	Without derogating from the foregoing, it is hereby clarified that the Israeli Participant shall bear and be liable for all tax and other consequences in the event that his/her 102 Trustee Awards and/or the Shares issued pursuant to the exercise thereof are not held for the entire Restricted Period, all as provided in Section 102.

1.30.	The Company and/or, when applicable, the Trustee shall not be required to release any share certificate to an Israeli Participant until all required payments have been fully made.

SUBORDINATION TO THE ORDINANCE

1.31.	It is clarified that the grant of the 102 Trustee Awards hereunder is subject to the filing with the ITA of the Plan and this Sub-Plan, in accordance with Section 102.

1.32.	Any provisions of Section 102 or Section 3(i) of the Ordinance and/or any of the rules or regulations promulgated thereunder, which are not expressly specified in the Plan or in the applicable Grant Certificate, including without limitation any such provision which is necessary in order to receive and/or to keep any tax benefit, including but not limited any tax ruling received in connection with the Plan and this Sub-Plan, and any approval or guidance issued by the ITA shall be deemed incorporated into this Sub-Plan and binding upon the Company, any applicable Affiliate and the Israeli Participant and shall be considered binding upon the Company and the Participant.

1.33.	The RSUs, the Plan, this Sub-Plan and any applicable Grant Certificate are subject to the applicable provisions of the Ordinance, which shall be deemed an integral part of each, and which shall prevail over any term that is inconsistent therewith.

GOVERNING LAW & JURISDICTION

This Sub-Plan shall be governed by and construed and enforced in accordance with the laws of the State of Israel, without giving ef fect to the principles of conflict of laws. The competent courts of the central district and/or the competent courts of Tel-Aviv, Israel shall have sole jurisdiction in any matters pertaining to this Sub-Plan.

SCHEDULE “C”
CORPORATE GOVERNANCE PRACTICES

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

General

Corporate governance refers to the policies and structure of the Board of a company whose members are elected by and are accountable to the shareholders of the company. Corporate governance encourages establishing a reasonable degree of independence of the Board from executive management and the adoption of policies to ensure the Board recognizes the principles of good management. The Board is committed to sound corporate governance practices, as such practices are both in the interests of shareholders and help to contribute to effective and efficient decision-making and has adopted a “Charter of the Nominating and Corporate Governance Committee of the Board of Directors” (the “Nominating and Governance Charter”), a copy of which is attached to this Schedule as Appendix “A”.

Effective June 30, 2005, National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”) were adopted in each of the provinces and territories of Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on corporate governance practices. This section sets out the Company’s approach to corporate governance and describes the measures taken by the Company to comply with NI 58-101.

Board of Directors

Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment.

The Board facilitates its exercise of independent judgement in carrying out its responsibilities by carefully examining issues and consulting with outside counsel and other advisors in appropriate circumstances. The Board requires management to provide complete and accurate information with respect to the Company’s activities and to provide relevant information concerning the industry in which the Company operates in order to identify and manage risks. The Board is responsible for monitoring the Company’s officers, who in turn are responsible for the maintenance of internal controls and management information systems.

The following members of the Board, as of the date of the Circular, are non-independent: Alan Rootenberg.

The following members of the Board, as of the date of the Circular, are independent: Yehonatan Shachar, Oz Adler and Amitay Weiss.

Other Reporting Issuer Experience

The following directors of the Company were directors of other reporting issuers:

Director	Reporting Issuer:	Exchange Listed On & Symbol:

Alan Rootenberg	A2Z Smart Technologies Corp	TSXV – AZ.V

Yehonatan Shachar	None	N/A

Amitay Weiss	None	N/A

Oz Adler	Jeffs Brands Ltd. Rail Vision Ltd.	NASDAQ NASDAQ

Orientation and Continuing Education

When new directors are appointed, they receive an orientation, commensurate with their previous experience, on the Company’s properties, business, technology and industry and on the responsibilities of directors.

Board meetings may also include presentations by the Company’s management and employees to give the directors additional insight into the Company’s business.

Ethical Business Conduct

The Board has found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual directors’ participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company, nonetheless on October 11, 2022 the Board adopted A code of Conduct & Ethics. Further, the Company’s auditor has full and unrestricted access to the Audit Committee at all times to discuss the audit of the Company’s financial statements and any related findings as to the integrity of the financial reporting process.

Nomination of Directors

The Company’s management is continually in contact with individuals involved in the pharmaceutical industry. From these sources, the Company has made numerous contacts and continues to consider nominees for future board positions. The Corporation conducts the due diligence, reference checks and any suitable candidate. New nominees must have a track record in general business management, special expertise in the area of strategic interest to the Company, the ability to devote the time required and willingness to serve. The Board has a nominating committee, and the functions are currently performed by such committee and ultimately approved by the Board.

Compensation

Compensation is decided by the Compensation Committee in accordance with its charter, a copy of which is attached to this Schedule as Appendix “B”.

Other Board Committees

The Board has no other committees other than the Audit Committee, Nominating and Corporate Governance Committee, and Compensation Committee.

Assessments

The Board works closely with management, and, accordingly, are in a position to assess individual director’s performance on an ongoing basis.

APPENDIX “A”

CHARTER OF THE NOMINATING AND CORPORATE GOVERNANCE
COMMITTEE OF THE BOARD OF DIRECTORS

ORGANIZATION

The Nominating and Corporate Governance Committee (the “Committee”) of the Board of Directors of Nominating and Corporate Governance Committee of Clearmind Medicine Inc., a company existing under the Business Corporations Act (British Columbia) (the “Company”), shall consist of at least two (2) members of the Board of Directors of the Company (the “Board”). Each member shall be free from any relationship that, as determined by the Board, would interfere with the exercise of his or her independent judgment. The Board shall appoint the members of the Committee and the Committee chairperson (the “Chairperson”).

STATEMENT OF POLICY

The purpose of the Committee shall be to:

●	Identify, review and evaluate candidates to serve as directors of the Company;

●	Evaluate the Board composition and performance, and recommend nominations and re- election of directors;

●	Administer and oversee all aspects of the Company’s corporate governance functions on behalf of the Board; and

●	Make recommendations to the Board regarding corporate governance issues and related policies for risk assessment and risk management.

OPERATING PRINCIPLES AND PROCESSES

In fulfilling its functions and responsibilities, the Committee shall give due consideration to the following operating principles and processes. The Committee shall:

●	Make regular and meaningful contacts throughout the year with the Chairperson of the Board, other committee chairpersons, members of senior management and independent professional advisors to the Board and its various committees, since such contacts are important and significant for strengthening the Committee’s knowledge of relevant current and prospective corporate governance issues.

●	Keep apprised of legislative and regulatory developments and other important corporate governance issues and trends in corporate governance practices. Develop and participate in, along with management and such external and internal resources as deemed necessary by the Committee, a process for systematic review of such developments, issues, and trends in that could potentially impact the Company and, as appropriate, make recommendations for changes in the Company’s corporate governance policy to enhance the effectiveness of the Committee.

●	Perform such other functions, and have such powers, as may be necessary or appropriate in the efficient and lawful discharge of its responsibilities hereunder.

●	Report all material activities of the Committee to the Board from time to time, or whenever so requested by the Board, through the Chairperson.

RESPONSIBILITIES

The operation of the Committee will be subject to the provisions of the Articles of the Company and the Business Corporations Act (British Columbia), each as in effect from time to time. The Committee will have the full power and authority to carry out the following primary responsibilities or to delegate such power and authority to one or more subcommittees of the Committee to the extent permitted by applicable law. The Committee shall:

●	At least annually, review and reassess the adequacy of this Charter and recommend to the Board any amendments or modifications to the Charter that the Committee deems appropriate.

●	Establish criteria for membership of the Board, including standards for the independence of directors to serve on the Board and committees of the Board.

●	Consider and assess the independence of the directors, including whether a majority of the Board continues to be independent from management in both fact and appearance, as well as within the meaning prescribed by The Nasdaq Stock Market.

●	Identify, evaluate, review and nominate qualified candidates to serve on the Board. Candidates for director nominees will be reviewed in the context of composition of the Board, the Company’s operating requirements and the long-term interests of the Company’s shareholders. In assessing the qualifications of the candidates, the Committee will consider diversity, age, skills and such other factors as it deems appropriate given the Company’s current needs and those of the Board to maintain a balance of knowledge, experience and capability.

●	Evaluate, review and consider the nomination of current directors for re-election to the Board and monitor the size of the Board.

●	Consider shareholder recommendations for director nominations and other proposals submitted by shareholders and establish any procedures to facilitate shareholder communications with the Board and make any such disclosures required by applicable law in the course of exercising such authority.

●	Develop a set of corporate governance principles and policies applicable to the Company, at least annually review and assess these principles and policies and their application, and recommend any necessary changes to the Board for approval.

●	Review with management and the Board the adequacy of and compliance with the Company’s Code of Business Conduct and Ethics (the “Code of Conduct”) and the results of management’s efforts to monitor compliance with the Company’s policies designed to ensure adherence to applicable laws and rules.

●	Periodically review the Company’s policy statements to determine their adherence to the Code of Conduct.

●	At least annually, review, discuss and assess the performance of the Board, including Board committees, seeking input from senior management, the full Board and others. The assessment shall include an evaluation of the Board’s contribution as a whole, specific areas in which the Board and/or management believe better contributions could be made, and overall Board composition and makeup.

●	Develop and oversee an orientation program for new directors and continuing education program for all directors.

●	Oversee and review the processes and procedures used by the Company to provide information to the Board and its committees.

●	Review and discuss with management and the Board, as appropriate, the Company’s major risks relating to the purview of the Committee, the Company’s policies for assessment and management of such risks, and the steps to be taken to control such risks.

●	Perform such other functions and have such powers as may be necessary or appropriate in the efficient and lawful discharge of the foregoing.

MEETINGS

The Committee will hold at least one (1) regular meeting per year and additional meetings as the Committee deems appropriate. At the discretion of the Committee, members of management may attend any meeting of the Committee, except for portions of the meetings where his, her or their presence would be inappropriate, as determined by the Committee.

CONSULTANTS AND ADVISORS

The Committee may retain any independent counsel, experts or advisors that the Committee believes to be desirable and appropriate. The Committee may also use the services of the Company’s regular legal counsel or other advisors to the Company. The Company shall provide for appropriate funding, as determined by the Committee, for payment of compensation to any such persons employed by the Committee and for ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties. The Committee shall have sole authority to retain and terminate any search firm to be used to identify director candidates, including sole authority to approve such search firm’s fees and other retention terms.

MINUTES AND REPORTS

Minutes of each meeting will be kept and distributed to each member of the Committee, members of the Board who are not members of the Committee and the Secretary of the Company. The Chairperson will report to the Board from time to time or whenever so requested by the Board.

APPENDIX “B”

CHARTER OF THE COMPENSATION COMMITTEE
OF THE BOARD OF DIRECTORS

PURPOSES:

The purpose of the Compensation Committee (the “Committee”) of the Board of Directors (the “Board”) of Clearmind Medicine Inc., a company existing under the Business Corporations Act (British Columbia) (the “Company”), shall be to review management’s recommendations for the type and level of compensation for directors, officers and employees of the Company and to discharge the responsibilities of the Board.

COMPOSITION:

The Committee shall be comprised of a minimum of two (2) members of the Board, all of whom shall be non-employee directors and shall satisfy the independence requirements established by the applicable laws, rules and regulations of the British Columbia Securities Commission (“BCSC”), the Canadian Securities Exchange (the “CSE”) Securities and Exchange Commission (the “SEC”) and The Nasdaq Stock Market LLC (“Nasdaq”). The members of the Committee and its chairperson (the “Chairperson”) will be appointed by and serve at the discretion of the Board.

FUNCTIONS AND AUTHORITY:

The operation of the Committee shall be subject to the Articles of the Company, as in effect from time to time. The Committee may act in reliance on management of the Company as it deems necessary or appropriate. The Committee shall have the full power and authority to carry out the following responsibilities:

1.	Review and approve the structure and guidelines for various incentive compensation and benefit plans and recommend for the Board’s approval incentive compensations plans in which the Chief Executive Officer or another executive officer participates.

2.	Grant equity awards under the various equity incentive compensation plans. Delegate to an equity grant subcommittee, which may be comprised of management representatives, authority to grant such awards and certain administrative authority as the Committee deems necessary or appropriate, provided that the Committee shall not delegate authority to grant any equity awards (i) that are expressly required in this Charter to be granted by the Committee or the Board or (ii) to the extent prohibited by applicable law.

3.	Grant equity awards under an inducement plan established pursuant to Nasdaq Listing Rule 5635(c)(4) and IM-5635-1. Delegate to an equity grant subcommittee, which may be comprised of management representatives, certain administrative authority (other than authority to grant such awards) as the Committee deems necessary or appropriate.

4.	Approve Chief Executive Officer compensation, including, but not limited to, annual salary, bonus, equity compensation and other direct or indirect benefits. Inform the Board regarding Chief Executive Officer compensation decisions.

5.	Approve the compensation for each other executive officer that report directly to the Chief Executive Officer, including, but not limited to, annual salary, bonus, equity compensation and other direct or indirect benefits. Inform the Board regarding the foregoing compensation decisions.

6.	Recommend for approval by the Board the compensation levels for the members of the Board who are outside directors.

7.	Review on a periodic basis the operation of the Company’s executive compensation programs to determine whether they remain supportive of the Company’s business objectives and are competitive relative to comparable companies and to establish and periodically review policies for the administration of executive compensation programs.

8.	Review the Company’s executive compensation arrangements to evaluate whether incentive and other forms of compensation do not encourage inappropriate or excessive risk taking and review and discuss, at least annually, the relationship between risk management policies and practices, corporate strategy and the Company’s executive compensation arrangements.

9.	Review and discuss with management risks in the areas of compensation, benefits, succession planning, or employment practices, or other risks as the Committee or the Board deems appropriate.

10.	Prepare and approve the Committee report to be included as part of the Company’s annual proxy statement and Annual Report.

11.	Review the performance of the Chief Executive Officer and the executive officers of the Company.

12.	Review and reassess the adequacy of this Charter on at least an annual basis.

13.	Perform such other functions and have such other powers as may be necessary or convenient in the efficient discharge of the foregoing.

The Committee shall have the authority to delegate any of its functions to a subcommittee thereof to the extent permitted by applicable law.

MEETINGS:

The Committee will hold at least one (1) regular meeting per year and additional meetings, as the Chairperson or Committee deems appropriate. The Chief Executive Officer of the Company may attend any meeting of the Committee, except for portions of the meetings where his, her or their presence would be inappropriate, as determined by the Committee, but shall not participate in any discussion or deliberation unless invited to do so by the Committee, and in any event shall not be entitled to vote. The Committee may, at its discretion, include in its meetings members of the Company’s management, representatives of the independent auditor, the internal auditor, any other financial personnel employed or retained by the Company or any other person whose presence the Committee believes to be necessary or appropriate. Notwithstanding anything to the contrary set forth herein, the Chief Executive Officer may not be present for any portion of any meeting of the Committee at which the compensation of the Chief Executive Officer is deliberated or voted upon.

CONSULTANTS AND ADVISORS:

The Committee shall have the sole authority to retain or replace (or obtain the advice of) any independent counsel, compensation and benefits consultants and other outside experts or advisors as the Committee believes to be necessary or appropriate. The Committee may also utilize the services of the Company’s regular legal counsel or other advisors to the Company. The Company shall provide for appropriate funding, as determined by the Committee in its sole discretion, for payment of reasonable compensation to any such persons retained or consulted by the Committee. The Committee shall be directly responsible for the appointment, compensation and oversight of any such person and may select, or receive advice from, any such person only after taking into consideration such factors as may be prescribed by the applicable laws, rules and regulations of the, BCSC, CSE, SEC and Nasdaq for assessing the independence of such person.

MINUTES AND REPORTS:

Minutes of each meeting of the Committee shall be kept and distributed to each member of the Committee, each member of the Board who is not a member of the Committee and the Secretary of the Company. The Chairperson shall report to the Board from time to time or whenever so requested by the Board.

SCHEDULE “D”

AUDIT COMMITTEE DISCLOSURE

Item 1: The Audit Committee Charter

The Audit Committee (the “Committee”) is a committee of the board of directors (the “Board”) of the Company. The role of the Committee is to provide oversight of the Company's accounting and financial reporting processes and of the design and implementation of an effective system of internal financial controls as well as to review and report to the Board on the integrity of the financial statements of the Company, its subsidiaries and associated companies. This includes helping directors meet their responsibilities, facilitating better communication between directors and the external auditor, enhancing the independence of the external auditor, increasing the credibility and objectivity of financial reports and strengthening the role of the directors by facilitating in-depth discussions among directors, management and the external auditor. Management is responsible for establishing and maintaining those controls, procedures and processes and the Committee is appointed by the Board to review and monitor them. The Company's external auditor is ultimately accountable to the Board and the Committee as representatives of the Company's shareholders.

Duties and Responsibilities

The authority delegated to the Committee is set forth below. The purposes, responsibilities and other provisions specified in this Charter are intended to serve as guidelines, and the Committee may act and establish policies and procedures that are consistent with these guidelines or are necessary or advisable, in its discretion, to carry out the intent of the Board in delegating such authority and to fulfill the responsibilities of the Committee hereunder. Nothing herein is intended to expand applicable standards of liability under Canadian or any U.S. state or federal law for directors of a corporation.

External Auditor

(a)	To be directly responsible for the appointment, compensation, retention, termination, and oversight of the work of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company (subject, if applicable, to shareholder ratification). Each such accounting firm shall report directly to the Committee.

(b)	Review and ensure the independence of the external auditor by: (i) receiving from, and reviewing and discussing with, the external auditor, on a periodic basis, a formal written statement delineating all relationships between the external auditor and the Company consistent with the applicable requirements of the Public Company Accounting Oversight Board; (ii) reviewing, and actively discussing with the Board, if necessary, and the independent auditor, on a periodic basis, any disclosed relationships or services, including non-audit services, between the independent auditor and the Company or any other disclosed relationships or services that may impact the objectivity and independence of the independent auditor; (iii) recommending, if necessary, that the Board take appropriate action to satisfy itself of the independent auditor’s independence; and (iv) ensuring that the lead or coordinating audit partner having primary responsibility for the audit, or the audit partner responsible for reviewing the is in compliance with the partner rotation requirements under applicable laws and rules.

(c)	To oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting.

(d)	To pre-approve the audit services and non-audit services (including the fees and terms thereof) to be provided by the Company’s external auditor pursuant to pre-approval policies and procedures established by the Committee

(e)	To obtain and review, at least annually, a written report by the external auditor setting out the auditor's internal quality-control procedures, any material issues raised by the auditor's internal quality-control reviews and the steps taken to resolve those issues.

(f)	To review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company. The Committee has adopted the following guidelines regarding the hiring of any partner, employee, reviewing tax professional or other person providing audit assurance to the external auditor of the Company on any aspect of its certification of the Company's financial statements:

(i)	No member of the audit team that is auditing a business of the Company can be hired into that business or into a position to which that business reports for a period of three years after the audit;

(ii)	No former partner or employee of the external auditor may be made an officer of the Company or any of its subsidiaries for three years following the end of the individual's association with the external auditor;

(iii)	The Chief Financial Officer (“CFO”) must approve all office hires from the external auditor; and

(iv)	The CFO must report annually to the Committee on any hires within these guidelines during the preceding year.

(g)	To review, at least annually, the relationships between the Company and the external auditor in order to establish the independence of the external auditor.

Financial Information and Reporting

(a)	To review the Company's annual audited financial statements with the Chief Executive Officer (“CEO”) and CFO and then the full Board. The Committee will review the interim financial statements with the CEO and CFO.

(b)	To review and discuss with management and the external auditor, as appropriate:

(i)	The annual audited financial statements and the interim financial statements, including the accompanying management discussion and analysis; and

(ii)	Earnings guidance and other releases containing information taken from the Company's financial statements prior to their release.

(c)	To review the quality and not just the acceptability of the Company's financial reporting and accounting standards and principles and any proposed material changes to them or their application.

(d)	To review with the CFO any earnings guidance to be issued by the Company and any news release containing financial information taken from the Company's financial statements prior to the release of the financial statements to the public. In addition, the CFO must review with the Committee the substance of any presentations to analysts or rating agencies that contain a change in strategy or outlook.

Oversight

(a)	To review the internal audit staff functions, including:

(i)	The purpose, authority and organizational reporting lines;

(ii)	The annual audit plan, budget and staffing; and

(iii)	The appointment and compensation of the controller, if any.

(b)	To review, with the CFO and others, as appropriate, the Company's internal system of audit controls and the results of internal audits.

(c)	To review and monitor the Company's major financial risks and risk management policies and the steps taken by management to mitigate those risks.

(d)	To meet at least annually with management (including the CFO), the internal audit staff, and the external auditor in separate executive sessions and review issues and matters of concern respecting audits and financial reporting.

(e)	In connection with its review of the annual audited financial statements and interim financial statements, the Committee will also review the process for the CEO and CFO certifications (if required by law or regulation) with respect to the financial statements and the Company's disclosure and internal controls, including any material deficiencies or changes in those controls.

(f)	Establish procedures for: (i) the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters, and review any complaints or concerns received pursuant to such procedures.

Membership

(a)	The Committee shall consist solely of three or more members of the Board, all of which the Board has determined is “independent” as required under applicable securities rules or applicable stock exchange rules, including the Sarbanes-Oxley Act of 2002 and the rules and regulations of the SEC promulgated thereunder, and the Nasdaq Rules.

(b)	No member of the Committee may have participated in the preparation of the financial statements of the Company or any of the Company’s current subsidiaries during the preceding three years.Any member may be removed from office or replaced at any time by the Board and shall cease to be a member upon ceasing to be a director. Each member of the Committee shall hold office until the close of the next annual meeting of shareholders of the Company or until the member ceases to be a director, resigns or is replaced, whichever first occurs.

(c)	The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may from time to time determine.

(d)	All members of the Committee must be “financially literate” (i.e., have the ability to read and understand a set of fundamental financial statements including a balance sheet, an income statement and a cash flow statement).

(e)	At least one member of the Committee shall have past employment experience in finance or accounting, requisite professional certification in accounting or other comparable experience or background that results in the member’s financial sophistication, in each case, consistent with the Nasdaq Rules. That individual shall also be an “audit committee financial expert” consistent with the SEC’s rules and regulations.

Procedures

(a)	The Board shall appoint one of the directors elected to the Committee as the Chair of the Committee (the “Chair”). In the absence of the appointed Chair from any meeting of the Committee, the members shall elect a Chair from those in attendance to act as Chair of the meeting.

(b)	The Chair will appoint a secretary (the “Secretary”) who will keep minutes of all meetings. The Secretary does not have to be a member of the Committee or a director and can be changed by simple notice from the Chair.

(c)	No business may be transacted by the Committee except at a meeting of its members at which a quorum of the Committee is present or by resolution in writing signed by all the members of the Committee. A majority of the members of the Committee shall constitute a quorum, provided that if the number of members of the Committee is an even number, one-half of the number of members plus one shall constitute a quorum, and provided that a majority of the members must be “independent” or “unrelated”.

(d)	The Committee will meet as many times as is necessary to carry out its responsibilities but not less frequently than once every quarter. Any member of the Committee or the external auditor may call meetings.

(e)	The time and place of the meetings of the Committee, the calling of meetings and the procedure in all respects of such meetings shall be determined by the Committee, unless otherwise provided for in the articles of the Company or otherwise determined by resolution of the Board.

(f)	The Committee shall have the resources and authority necessary to discharge its duties and responsibilities, including the authority to select, retain, terminate, and approve the fees and other retention terms (including termination) of special counsel, advisors or other experts or consultants, as it deems appropriate.

(g)	The Committee shall have available appropriate funding from the Company as determined by the Committee for payment of: (i) compensation to any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company; (ii) compensation to any advisers employed by the Committee; and (iii) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

(h)	The Committee shall have access to any and all books and records of the Company necessary for the execution of the Committee's obligations and shall discuss with the CEO or the CFO such records and other matters considered appropriate.

(i)	The Committee has the authority to communicate directly with the internal and external auditors.

Reports

The Committee shall produce the following reports and provide them to the Board:

(a)	An annual performance evaluation of the Committee, which evaluation must compare the performance of the Committee with the requirements of this Charter. The performance evaluation should also recommend to the Board any improvements to this Charter deemed necessary or desirable by the Committee. The performance evaluation by the Committee shall be conducted in such manner as the Committee deems appropriate. The report to the Board may take the form of an oral report by the Chair or any other member of the Committee designated by the Committee to make this report.

(b)	A summary of the actions taken at each Committee meeting, which shall be presented to the Board at the next Board meeting.

Composition of the Audit Committee

At a meeting of the Company’s Board on November 14, 2022, the Board approved an audit committee (the “Audit Committee”). The Audit Committee is currently comprised of Oz Adler, Yehonatan Shachar and Amitay Weiss.

Auditor	Title	Independent or Not	Financial Literacy

Oz Adler	Director	Yes	Yes

Yehonatan Shachar	Director	Yes	Yes

Amitay Weiss	Director	Yes	Yes

A member of the Audit Committee is independent if the member has no direct or indirect material relationship with the Company. A material relationship means a relationship which could, in the view of the Company’s Board, reasonably interfere with the exercise of a member’s independent judgment.

A member of the Audit Committee is considered financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company.

Relevant Education and Experience

In addition to each member’s general business experience, the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member is as follows:

Oz Adler is the Chief Financial Officer and Chief Executive Officer of Scisparc Ltd. Prior to his present position with Scisparc, Mr. Adler was employed as a CPA at Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global. Mr. Adler holds a B.A. in Accounting and Business Management from The College of Management, Israel. Mr. Adler currently serves on the board of directors of Charging Robotics Ltd.

Yehonatan Shachar – Mr. Shachar obtained a LLB in Law from the IDC International University in Herzliya, Israel. He presently also serves as CEO of Chiron Refineries Ltd., a publicly listed company on the Tel-Aviv Stock Exchange. Previously he held roles as an analyst with private venture funds.

Amitay Weiss – Mr. Weiss is a financial and strategic consultant and is a board member of various publicly listed companies in Israel. Mr. Weiss has a Bachelor of Arts degree in business management from the Israel Academic College in Ramat Gan, Israel, and MBA and LLB from the Ono Academic College, Israel.

Each member of the Audit Committee has adequate education and experience that would provide the member with:

(a)	an understanding of the accounting principles used by the Company to prepare its financial statements;

(b)	the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

(c)	experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising individuals engaged in such activities; and

(d)	an understanding of internal controls and procedures for financial reporting.

Audit Committee Oversight

At no time since incorporation has a recommendation of the Audit Committee to nominate or compensate an external auditor not been adopted by the Board.

Reliance on Certain Exemptions

At no time since incorporation has the Company relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-Audit Services) or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110. Part 8 of NI 52-110 permits a company to apply to a securities regulatory authority for an exemption from the requirements of NI 52-110, in whole or in part.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services.

External Auditor Service Fees

The Audit Committee has reviewed the nature and amount of the non-audited services provided by Saturna Group Chartered Professional Accountants LLP, for the period ended October 31, 2021, to the Company to ensure auditor independence. Fees billed for audit and non-audit services in the last fiscal years for audit fees are outlined in the following table:

Nature of Services	Fees Billed by Auditor for the Period Ended October 31, 2021	Fees Billed by Auditor for the Period Ended October 31, 2020
Audit Fees(1)	$34,500	$6,000(5)

Audit-Related Fees(2)	$3,000	$3,500

Tax Fees(3)	$900	$900

All Other Fees(4)	0	0

TOTAL:	$38,400	$10,400

Notes:

(1)	“Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Company’s financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)	“Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)	“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)	“All Other Fees” include all other non-audit services.

(5)	Fees paid out subsequent to the applicable October 31 year end.